QuickLinks -- Click here to rapidly navigate through this document
Filed pursuant to Rule 424(b)(4) Registration No. 333-66120

2,750,000 Shares

Advent Software, Inc.
Common Stock

    We are selling 2,550,000 shares of common stock and the selling stockholders are selling 200,000 shares of common stock. We will not receive any of the proceeds from the shares of common stock sold by the selling stockholders.

    Our common stock is listed on The Nasdaq National Market under the symbol "ADVS". The last reported sale price on August 14, 2001 was $57.11 per share.

    The underwriters have an option to purchase a maximum of 412,500 additional shares to cover over-allotments of shares.

    Investing in our common stock involves risks. See "Risk Factors" on page 5.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Advent Software, Inc.	Proceeds to Selling Stockholders
Per Share	$57.11	$2.71	$54.40	$54.40
Total	$157,052,500	$7,452,500	$138,720,000	$10,880,000

    Delivery of the shares of common stock will be made on or about August 20, 2001.

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse First Boston
JPMorgan
Goldman, Sachs & Co.
Lehman Brothers

The date of this prospectus is August 14, 2001.

    You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

    Our logo and certain titles and logos of our products mentioned in this prospectus are our service marks and trademarks. Each brand name and trademark appearing in this prospectus is the property of its respective holder.

i

PROSPECTUS SUMMARY

    This summary highlights information contained elsewhere in this prospectus. This summary is not complete and does not contain all the information you should consider before buying shares in the offering. You should read the entire prospectus carefully.

Advent Software

    We are a leading provider of Enterprise Investment Management, or EIM, solutions that automate and integrate mission-critical functions for investment management professionals. As financial assets under management have grown significantly in recent years, the market for investment management solutions has also experienced rapid growth. The increase in the number of investment management professionals, the continued introduction of sophisticated financial instruments and the increasing customer demand for enhanced service levels have also driven growth in this market.

    These trends, coupled with complex and evolving industry standards and government regulations, are driving demand for software products, data and professional services that automate, simplify and integrate functions for investment management. Advent's products address this demand by automating and integrating work and data flows across the entire investment management enterprise. Our solutions help reduce client costs, improve the accuracy of client information and enable our clients to provide enhanced customer service. Advent's EIM solutions include:

  •
  Advent Office™, a suite of software solutions for portfolio management and reporting, trading and trade order management, client relationship management, and business management;

  •
  Geneva®, a real-time accounting and portfolio management solution for global financial institutions to manage their portfolios on a worldwide basis;

  •
  Data solutions for account data, trade connectivity, and market data; and

  •
  Service solutions for implementation, training, outsourcing, and support.

    We believe that no other vendor offers solutions to address a wide range of front- to back- office needs of investment management organizations that are both as comprehensive and scalable as our EIM solutions. In addition to our solutions for investment management organizations, we offer Gifts® for Windows, a grants management solution for the grant-giving community, and Foundation Information and Management System, a donor services solution.

    Our strategy is to be the leading provider of EIM solutions. We also aim to develop long-term client relationships and to maintain a high level of client satisfaction, which we believe will result in additional revenues from new product licenses, renewals of existing contracts and the introduction and adoption of new data and information services. Key elements of our strategy are to:

  •
  continue our technology leadership by increasing the functionality and depth of our current product offerings and developing new products;

  •
  develop further our strategic partner relationships;

  •
  extend deployments within our existing customer base to meet their evolving needs;

  •
  continue to leverage the Internet to distribute new information management products and services; and

  •
  continue to pursue strategic acquisitions of complementary companies, products or technologies.

    Our clients include many of the world's leading investment management organizations. These organizations vary significantly in size, assets under management and the complexity of their investment environments. At present, we have licensed our products to over 6,500 institutions in 45 countries for use by more than 60,000 concurrent users.

    We were founded in 1983, incorporated in 1983 in California and reincorporated in Delaware in November 1995. Our principal executive offices are located at 301 Brannan Street, San Francisco, CA 94107, and our telephone number is (415) 543-7696. Our common stock is traded on the Nasdaq National Market under the symbol "ADVS." As used in this Prospectus, the terms "Advent," "we," "our" and "us" refer to Advent Software, Inc. and our consolidated subsidiaries, except as otherwise indicated.

Recent Developments

    On July 17, 2001, we announced our preliminary operating results for the second quarter ended June 30, 2001. Our second quarter net revenues were $41.9 million and our net income was $8.2 million, or $0.24 per diluted share, compared with net revenues of $32.7 million and net income of $5.8 million, or $0.17 per diluted share, in the second quarter of 2000. For the six months ended June 30, 2001, our net revenues were $78.6 million and our net income was $14.2 million, or $0.41 per diluted share, compared with net revenues of $60.3 million and net income of $9.7 million, or $0.29 per diluted share, for the first six months of 2000.

THE OFFERING

Common stock offered by Advent	2,550,000 shares
Common stock offered by the selling stockholders	200,000 shares
Common stock to be outstanding after the offering	33,934,330 shares
Use of proceeds	For general corporate purposes, including working capital and capital expenditures and potential acquisitions of complementary companies, products or technologies. See "Use of Proceeds."
Nasdaq National Market symbol	ADVS

    This table is based on shares outstanding as of June 30, 2001. This table excludes:

  •
  options outstanding to purchase a total of 6,427,000 shares of common stock at a weighted average exercise price of $23.70 per share and 515,000 shares reserved for grant of future options under our 1992 Stock Plan;

  •
  options outstanding to purchase a total of 154,000 shares of common stock at a weighted average exercise price of $16.27 per share and 19,000 shares reserved for grant of future options under our 1998 Nonstatutory Stock Option Plan;

  •
  options outstanding to purchase a total of 194,000 shares of common stock at a weighted average exercise price of $16.11 per share and 201,000 shares reserved for grant of future options under our 1995 Director Option Plan;

  •
  303,000 shares reserved for grant under our 1995 Employee Stock Purchase Plan; and

  •
  warrants outstanding to purchase a total of 191,644 shares of common stock at a weighted average exercise price of $45.38 per share.

    Except as otherwise indicated, all information in this Prospectus assumes that the underwriters' over-allotment option is not exercised.

SUMMARY CONSOLIDATED FINANCIAL INFORMATION
(in thousands, except per share data)

	Year Ended December 31,			Three Months Ended March 31,
	1998	1999	2000	2000	2001
				(unaudited)
Consolidated Statements of Operations Data:
Net revenues	$70,998	$101,560	$134,931	$27,609	$36,692
Income from operations	5,912	21,833	32,282	4,573	7,531
Net income	4,399	17,443	25,774	3,916	6,038
Diluted net income per share	$0.17	$0.58	$0.75	$0.12	$0.18
Shares used in diluted per share calculation	26,110	30,324	34,237	33,773	34,161
Basic net income per share	$0.18	$0.64	$0.86	$0.13	$0.20
Shares used in basic per share calculation	24,198	27,072	29,992	29,451	30,702
	March 31, 2001
	Actual	As Adjusted
	(unaudited)
Consolidated Balance Sheet Data:
Cash, cash equivalents and short-term investments	$154,883	$293,253
Working capital	163,584	301,954
Total assets	262,712	401,082
Long-term liabilities	1,385	1,385
Total stockholders' equity	223,972	362,342

    For an explanation of shares used in the above calculations, see Note 1 of the Notes to Consolidated Financial Statements. The numbers in the above table, as adjusted, reflect the sale of the shares of common stock by us in this offering and the application of our estimated net proceeds.

RISK FACTORS

    You should carefully consider the risks described below before buying shares in this offering.

Our Operating Results Fluctuate Significantly and We May Not Be Able to Maintain Our Existing Growth Rates.

    Licenses into multi-user networked environments have increased both in individual size and number, and the timing and size of individual license transactions are becoming increasingly important factors in quarterly operating results. The sales cycles for these transactions are often lengthy and unpredictable. We may not be successful in closing large license transactions such as these on a timely basis or at all. Accordingly, because revenues from large licenses are increasing as a portion of our net revenues, the timing of such licenses could cause additional variability in our quarterly operating results. Software product backlog at the beginning of any quarter typically represents only a small portion of that quarter's expected revenues. Our expense levels are based in significant part on our expectations of future revenues and therefore are relatively fixed in the short term. Due to the fixed nature of these expenses combined with the relatively high gross margin historically achieved by us on products and services, an unanticipated decline in net revenues in any particular quarter is likely to disproportionately adversely affect our operating results.

    We have generally realized lower revenues from license fees in the first quarter of the year than in the last quarter of the prior year. We believe that this has been due primarily to the concentration by some clients of larger capital purchases in the fourth quarter of the calendar year and their lower purchasing activity during the subsequent first quarter. We believe our annual incentive compensation plans, which tend to produce increased year-end sales activity, compound this factor. Furthermore, we have often recognized a substantial portion of each quarter's license revenues in the last month, weeks or even days of that quarter. As a result, the magnitude of quarterly fluctuations in revenue or earnings may not be evident until late in or after the close of a particular quarter.

    Because of the above factors, we believe that period-to-period comparisons of our operating results are not necessarily meaningful and that these comparisons cannot be relied upon as indicators of future performance.

    Our stock price has fluctuated significantly since our initial public offering in November 1995. Like many companies in the technology and emerging growth sector, our stock price may be subject to wide fluctuations, particularly during times of high market volatility. If net revenues or earnings in any quarter fail to meet the investment community's expectations, our stock price is likely to decline. In addition, our stock price may be affected by broader market trends unrelated to our performance.

Our Sales Cycle Is Long and We Have Limited Ability to Forecast the Timing and Amount of Specific Sales.

    Because the purchase of our software products often requires significant, executive-level investment and systems architecture decisions by prospective customers, we must generally engage in a relatively lengthy sales effort. These transactions may be delayed during the customer decision process because we must provide a significant level of education to prospective customers regarding the use and benefit of our products. As a result, the sales cycle associated with the purchase of our software products is typically between two and twelve months depending upon the size of the client, though it can be considerably longer, and is subject to a number of significant risks over which we have little or no control, including customers' budgeting constraints and internal selection procedures, among other factors. As a result of a lengthy and unpredictable sales cycle, we have limited ability to forecast the timing and amount of specific sales. The timing of large individual sales is especially difficult to forecast. As a result, there can be no assurance that we will be successful in closing large license transactions on a timely basis or at all. In addition, customers may postpone their purchases of our existing products or product enhancements in advance of the anticipated introduction of new products or product enhancements by us or our competitors. Because our expenses are generally relatively fixed in the near term, any shortfall from anticipated revenues could result in significant variations in our operating results from quarter to quarter.

    The implementation of our solutions involves a significant commitment of resources by customers and by us and our service partners over an extended period of time. Also, the size and complexity of any particular implementation project can cause delays in the sales cycle that precedes it. Any such delays could seriously harm our business.

We Depend Heavily on Our Product, Axys®.

    In 2000, 1999 and 1998, we derived a substantial majority of our net revenues from the licensing of Axys, part of our Advent office suite, and related products and services. In addition, many of our other products, such as Moxy®, Qube® and various data interfaces were designed to operate with Axys to provide an integrated solution. As a result, we believe that a majority of our net revenues, for the foreseeable future, will depend upon continued market acceptance of Axys, enhancements or upgrades to Axys and related products and services.

We Are Continuing to Expand Our Internet Initiative.

    To take advantage of the Internet, we are continuing to expand an Internet Initiative under which we are developing services, both announced and unannounced, to bring Internet-based products and services to clients. The first of these services, Rex™, was launched during the second quarter of 1997. The second service, Advent Browser Reporting®, was launched in the third quarter of 1998. During 2000 we announced a number of new products and services which take advantage of Internet technology, including Advent TrustedNetworkSM, MyAdvent™, eActions™ (through our Hub Data subsidiary), Internet-enabled enhancements to Gifts for Windows (through our MicroEdge® subsidiary) and Advent Outsource, a service that delivers Advent Office functionality on a subscription basis. This year we introduced Advent INX™, our newest component of Advent Office, which enables investment managers to present portfolio data on websites designed specifically for their clients. As we develop new products and services under our Internet Initiative, we have and will continue to enter into development agreements with information providers, clients or other companies in order to accelerate the delivery of new products and services. We may not be successful in marketing our Internet services or in developing other Internet services. Our failure to do so could seriously harm our business. In addition, we cannot assure you that there will not be disruptions in Internet services beyond our control or that of our third party vendors. Any such disruptions could harm our business.

Security Risks and Concerns May Deter the Use of the Internet for Conducting Business.

    A significant barrier to commerce and communications over public networks is the secure transmission of confidential information. Advances in computer capabilities, new discoveries in the field of cryptography or other events or developments could result in compromises or breaches of our security systems or those of other web sites to protect proprietary information. If any well-publicized compromises of security were to occur, it could have the effect of substantially reducing the use of the Internet for commerce and communications. Anyone who circumvents our security measures could misappropriate proprietary information or cause interruptions in our services or operations. The Internet is a public network, and data is sent over this network from many sources. In the past, computer viruses, software programs that disable or impair computers, have been distributed and have rapidly spread over the Internet. Computer viruses could be introduced into our systems or those of our customers or other third parties, which could disrupt or make it inaccessible to customers. We may be required to expend significant capital and other resources to protect against the threat of security breaches or to alleviate problems caused by breaches. To the extent that our activities may involve the storage and transmission of proprietary information, security breaches could expose us to a risk of loss or litigation and possible liability. Our security measures may be inadequate to prevent security breaches, and our business would be harmed if we do not prevent them.

We Face Risks Related to Our New Business Areas.

    We have expanded in recent periods into a number of new business areas to foster long-term growth including international operations, strategic alliances, and Advent TrustedNetwork. These areas are relatively new to our product development and sales personnel. New business areas require significant management time and resources prior to generating significant revenues and may divert management from our core business. There is no assurance that we will compete effectively or will generate significant revenues in these areas. The success of our Internet Initiative, in particular, is difficult to predict because it represents a new area of business for our entire industry. Additionally, to help manage our growth, we will need to continually improve our operational, financial, management and information systems and controls.

We Expect Our Gross and Operating Margins May Fluctuate over Time.

    We expect that our gross and operating margins may fluctuate from period to period as we continue to introduce new products, expand our professional services organization and associated revenue, continue to hire additional personnel and increase other expenses to support our business. We plan our expense levels based primarily on forecasted revenue levels. Because these expenses are relatively fixed in the short term, a fluctuation in revenue could lead to operating results differing from expectations.

We Must Continue to Introduce New Products and Product Enhancements.

    The market for our products is characterized by rapid technological change, changes in customer demands and evolving industry standards. As a result, our future success will continue to depend upon our ability to develop new products or product enhancements that address the future needs of our target markets and to respond to these changing standards and practices. We may not be successful in developing, introducing and marketing new products or product enhancements on a timely and cost effective basis, or at all, and our new products and product enhancements may not adequately meet the requirements of the marketplace or achieve market acceptance. Delays in the commencement of commercial shipments of new products or enhancements may result in client dissatisfaction and delay or loss of product revenues. If we are unable, for technological or other reasons, to develop and introduce new products or enhancements of existing products in a timely manner in response to changing market conditions or client requirements, or if new products or new versions of existing products do not achieve market acceptance, our business would be seriously harmed. In addition, our ability to develop new products and product enhancements is dependent upon the products of other software vendors, including certain system software vendors, such as Microsoft Corporation, database vendors and development tool vendors. If the products of such vendors have design defects or flaws, or if such products are unexpectedly delayed in their introduction, our business could be seriously harmed. Software products as complex as those offered by us may contain undetected defects or errors when first introduced or as new versions are released. Although we have not experienced adverse effects resulting from any software errors, we cannot assure you that, despite testing by us and our clients, defects or errors will not be found in new products after commencement of commercial shipments, resulting in loss of or delay in market acceptance, which could seriously harm our business.

We Depend upon Financial Markets.

    The target clients for our products include a range of organizations that manage investment portfolios, including investment advisors, brokerage firms, banks and hedge funds. In addition, we target corporations, public funds, universities and non-profit organizations, which also manage investment portfolios and have many of the same needs. The success of many of our clients is intrinsically linked to the health of the financial markets. We believe that demand for our products could be disproportionately affected by fluctuations, disruptions, instability or downturns in the financial markets which may cause clients and potential clients to exit the industry or delay, cancel or reduce any planned expenditures for investment management systems and software products. In addition, a slowdown in formation of new investment firms or a decline in the growth of assets under management would cause a decline in demand for our products. Any resulting decline in demand for our products could have a material adverse effect on our business and results of operations.

General Economic Conditions May Reduce Our Revenues.

    We believe that the market for large management software systems may be negatively impacted by a number of factors, including:

  •
  reductions in capital expenditures by large customers;

  •
  poor performance of major financial markets; and

  •
  increasing competition.

    The above factors may, in turn, give rise to a number of market trends that may slow revenue growth across the industry, including:

  •
  longer sales cycles;

  •
  deferral or delay of information technology projects and generally reduced expenditures for software and related services; and

  •
  increased price competition.

    If the current economic slowdown continues, the presence of these factors in the market for large management software systems could materially adversely affect our business and results of operations.

If Our Relationship with Interactive Data Is Terminated, Our Business May Be Harmed.

    Many of our clients use our proprietary interface to electronically retrieve pricing and other data from Interactive Data. Interactive Data pays us a commission based on their revenues from providing this data to our clients. Our software products have been customized to be compatible with their system and this software would need to be redesigned if their services were unavailable for any reason. Termination of our agreement with Interactive Data would require at least two years notice by either us or them, or 90 days in the case of material breach. If our relationship with Interactive Data were terminated or their services were unavailable to our clients for any reason, replacing these services could be costly and time consuming.

We Face Intense Competition.

    The market for investment management software is intensely competitive and highly fragmented, subject to rapid change and highly sensitive to new product introductions and marketing efforts by industry participants. Our competitors include providers of software and related services as well as providers of timeshare services.

    Our competitors vary in size, scope of services offered and platforms supported. In addition, we compete indirectly with existing and potential clients, many of whom develop their own software for their particular needs and therefore may be reluctant to license software products offered by independent vendors like us. Many of our competitors have longer operating histories and greater financial, technical, sales and marketing resources than we do. In addition, we also face competition from potential new entrants into our market who may develop innovative technologies or business models. We cannot guarantee that we will be able to compete successfully against current and future competitors or that competitive pressures will not result in price reductions, reduced operating margins and loss of market share, any one of which could seriously harm our business.

We Face Challenges in Expanding Our International Operations.

    We market and sell our products in the United States and, to a lesser extent, internationally. We have established a subsidiary located in Australia, Advent Australia Pty. Ltd., to market and license our products in Australia. In addition, we entered into a distributor relationship in 1999 with Advent Europe, an independent distributor of our products in selected European markets. In order to further expand our international operations, we would need to continue to establish additional facilities, acquire other businesses or enter into additional distribution relationships in other parts of the world. The expansion of our existing international operations and entry into additional international markets will require significant management attention and financial resources. We cannot be certain that our investments in establishing facilities in other countries will produce desired levels of revenue. We currently have limited experience in developing localized versions of our products and marketing and distributing our products internationally. In addition, international operations are subject to other inherent risks, including:

  •
  The impact of recessions in economies outside the United States;

  •
  Greater difficulty in accounts receivable collection and longer collection periods;

  •
  Unexpected changes in regulatory requirements;

  •
  Difficulties in successfully adapting our products to the language, regulatory and technology standards of other countries;

  •
  Difficulties and costs of staffing and managing foreign operations;

  •
  Reduced protection for intellectual property rights in some countries;

  •
  Potentially adverse tax consequences; and

  •
  Political and economic instability.

    Our international revenues are generally denominated in U.S. dollars, with the exception of our Australian subsidiary. The revenues, expenses, assets and liabilities of Advent Australia are primarily denominated in Australian dollars. We have not historically undertaken foreign exchange hedging transactions to cover potential foreign currency exposure. Future fluctuations in currency exchange rates may adversely affect revenues from international sales and the U.S. dollar value of Advent Australia's revenues, expenses, assets and liabilities.

Undetected Software Errors or Failures Found in New Products May Result in Loss of or Delay in Market Acceptance of Our Products That Could Seriously Harm Our Business.

    Our products may contain undetected software errors or failures when first introduced or as new versions are released. Despite testing by us and by current and potential customers, errors may not be found in new products until after commencement of commercial shipments, resulting in loss of or a delay in market acceptance, which could seriously harm our business.

If We Are Unable to Protect Our Intellectual Property We May Be Subject to Increased Competition That Could Seriously Harm Our Business.

    Our success depends significantly upon our proprietary technology. We currently rely on a combination of copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect our proprietary rights. We have registered trademarks for many of our products and services and will continue to evaluate the registration of additional trademarks as appropriate. We generally enter into confidentiality agreements with our employees and with our resellers and customers. We seek to protect our software, documentation and other written materials under trade secret and copyright laws, which afford only limited protection. Despite these efforts, it may be possible for unauthorized third parties to copy certain portions of our products or to reverse engineer or otherwise obtain and use our proprietary information. We do not have any patents, and existing copyright laws afford only limited protection. In addition, we cannot be certain that others will not develop substantially equivalent or superseding proprietary technology, or that equivalent products will not be marketed in competition with our products, thereby substantially reducing the value of our proprietary rights. We cannot assure you that we will develop proprietary products or technologies that are patentable, that any patent, if issued, would provide us with any competitive advantages or would not be challenged by third parties, or that the patents of others will not adversely affect our ability to do business.

    Litigation may be necessary to protect our proprietary technology. This litigation may be time-consuming and expensive. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. In addition, the laws of some foreign countries do not protect proprietary rights to as great an extent as do the laws of the United States. We cannot assure you that our means of protecting our proprietary rights will be adequate or that our competitors will not independently develop similar technology, duplicate our products or design around any patent that may be issued to us or other intellectual property rights of ours.

We Face Risks Associated with Potential Acquisitions, Investments or Divestitures.

    We have acquired and made, and in the future may acquire or make, investments in complementary companies, products or technologies. In addition, we continually evaluate the performance of all our products and product lines and may sell or discontinue current products or product lines. If we buy a company, we could have difficulty in integrating that company's personnel and operations. In addition, the key personnel of the acquired company may decide not to work for us. If we make other types of acquisitions, we could have difficulty in assimilating the acquired technology or products into our operations. These difficulties could disrupt our ongoing business, distract our management and employees and increase our expenses. Furthermore, we may have to incur debt, write-off software development costs or other assets, incur severance liabilities, amortize expenses related to goodwill and other intangible assets, write-off impaired intangible assets or issue equity securities to pay for any future acquisitions. The issuance of equity securities could dilute our existing stockholders' ownership.

    Potential acquisition candidates targeted by us may not have audited financial statements, detailed financial information or any degree of internal controls. There can be no assurance that an audit subsequent to any successful completion of an acquisition will not reveal matters of significance, including issues regarding revenues, expenses, liabilities, contingent or otherwise, technology, products, services or intellectual property. There can be no assurance that we would be successful in overcoming these or any other significant risks encountered and the failure to do so could have a material adverse effect upon our business, operating results and financial condition. In addition, we may not identify suitable businesses to acquire or negotiate acceptable terms for acquisitions.

We Must Retain Key Employees and Recruit Qualified Technical and Sales Personnel.

    We believe that our success will depend on the continued employment of our senior management and key technical personnel, none of whom has an employment agreement with us. Additionally, our continued success depends, in part, on our ability to identify, attract, motivate and retain qualified technical, sales and other personnel. Because our future success is dependent on our ability to continue to enhance and introduce new products, we are particularly dependent on our ability to identify, attract, motivate and retain qualified engineers with the requisite education, backgrounds and industry experience. Competition for qualified engineers, particularly in Northern California and the San Francisco Bay Area, is intense. The loss of the services of a significant number of our engineers or sales people could be disruptive to our development efforts or business relationships and could seriously harm our business.

Business Interruptions Could Adversely Affect Our Business.

    Our operations are vulnerable to interruption by fire, earthquake, power loss, telecommunications failure and other events beyond our control. Our facilities in California are currently subject to electrical blackouts as a consequence of a shortage of available electrical power. Although we do have a backup generator, which we would be able to utilize to maintain critical functionality, in the event these blackouts continue or increase in severity, they could disrupt the operations of our affected facilities. In connection with the shortage of available power, prices for electricity have risen dramatically, and will likely continue to increase for the foreseeable future. Such price changes will increase our operating costs, which could in turn hurt our profitability.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

    This prospectus contains forward-looking statements in "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and elsewhere. Additionally, from time to time, we make oral and written statements that may constitute "forward-looking statements" as defined by the Securities and Exchange Commission in its rules, regulations and releases including Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.

    Forward-looking statements can be identified by the use of terminology such as "may," "will," "should," "expect," "plan," "anticipate," "believe," "estimate," "predict," "potential," "continue" or other similar terms or the negative of such terms. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These forward-looking statements are based on our current plans and expectations and are subject to risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties include, but are not limited to, those described under "Risk Factors" as well as other risks identified from time to time in other Securities and Exchange Commission reports, registration statements and public announcements.

    We cannot guarantee future results, levels of activity, performance or achievements reflected in forward-looking statements. We do not have any obligation to release updates or any changes in events, conditions or circumstances on which any forward-looking statement is based or to conform such statements to actual results.

USE OF PROCEEDS

    We expect to receive approximately $138.4 million of net proceeds from the sale of the 2,550,000 shares of common stock we are selling in this offering based on our offering price of $57.11 per share and after deducting underwriting discounts and commissions and estimated offering expenses. Assuming the same offering price and expenses, if the underwriters' over-allotment option is exercised in full, we expect to receive approximately $160.8 million of net proceeds from the sale of 2,962,500 shares.

    We intend to use the net proceeds of this offering for general corporate purposes, including working capital and capital expenditures. We also intend to use the proceeds to acquire or invest in complementary businesses or products or to obtain the right to use complementary technologies. However, we have no present plans, agreements or commitments and are not currently engaged in any negotiations with respect to any such transactions. We cannot specify with certainty the particular uses for the net proceeds to be received upon the completion of this offering or the likelihood that an acquisition transaction may be consummated. Accordingly, our management team will have broad discretion in applying the net proceeds.

    Pending such uses, we intend to invest the net proceeds of this offering in short-term, interest-bearing, investment grade obligations. We will not receive any proceeds from the sale of shares by the selling stockholder.

PRICE RANGE OF COMMON STOCK

    Our common stock is listed on the Nasdaq National Market under the symbol "ADVS." The following table sets forth the high and low sales prices per share of our common stock for the indicated periods.

	High	Low
1999
First Quarter	$18.54	$13.38
Second Quarter	23.50	16.75
Third Quarter	31.13	20.83
Fourth Quarter	35.06	24.63
2000
First Quarter	$63.31	$30.94
Second Quarter	64.50	37.63
Third Quarter	75.50	50.94
Fourth Quarter	70.77	36.06
2001
First Quarter	$58.13	$33.25
Second Quarter	67.93	34.94
Third Quarter (through August 14, 2001)	62.37	51.12

    As of July 25, 2001 we had 61 holders of record of our common stock. Because many of the shares of common stock are held by brokers and other institutions on behalf of shareholders, we are unable to estimate the total number of shareholders represented by these record holders.

DIVIDEND POLICY

    We have never declared or paid any cash dividends. We do not expect to pay any cash dividends on our capital stock in the foreseeable future. We currently intend to retain future earnings, if any, to finance operations and the growth of our business. We may incur indebtedness in the future which may prohibit or effectively restrict the payment of dividends, although we have no current plans to do so. Any future determination to pay cash dividends will be at the discretion of our board of directors.

CAPITALIZATION

    The following table sets forth our capitalization as of March 31, 2001, and as adjusted to reflect the sale of 2,550,000 shares of common stock offered by us in this offering, after deducting underwriting discounts and commissions and estimated offering expenses:

	March 31, 2001
	Actual	As Adjusted
	(unaudited)
	(in thousands, except share and per share data)
Long-term debt	$—	$—
Total stockholders' equity:
Preferred stock, $0.01 par value; 2,000,000 shares authorized, none issued and outstanding	—	—
Common stock, $0.01 par value; 120,000,000 shares authorized, 30,821,000 shares issued and outstanding, actual; 33,371,000 shares issued and outstanding, as adjusted	308	334
Additional paid-in capital	162,331	300,675
Retained earnings	61,194	61,194
Cumulative other comprehensive income	139	139

Total stockholders' equity	223,972	362,342

Total capitalization	$223,972	$362,342

    This table is based on shares outstanding as of March 31, 2001. This table excludes:

  •
  options outstanding to purchase a total of 6,559,000 shares of common stock at a weighted average exercise price of $21.53 per share and 886,000 shares reserved for grant of future options under our 1992 Stock Plan;

  •
  options outstanding to purchase a total of 181,000 shares of common stock at a weighted average exercise price of $16.44 per share and 19,000 shares reserved for grant of future options under our 1998 Nonstatutory Stock Option Plan;

  •
  options outstanding to purchase a total of 194,000 shares of common stock at a weighted average exercise price of $16.11 per share and 201,000 shares reserved for grant of future options under our 1995 Director Option Plan;

  •
  337,000 shares reserved for grant under our 1995 Employee Stock Purchase Plan; and

  •
  warrants outstanding to purchase a total of 191,644 shares of common stock at a weighted average exercise price of $45.38 per share.

    Between March 31, 2001 and June 30, 2001, we granted options to purchase an aggregate additional 386,300 shares of stock.

SELECTED CONSOLIDATED FINANCIAL DATA

    The following selected consolidated financial data should be read in conjunction with the consolidated financial statements and the notes thereto and Management's Discussion and Analysis of Financial Condition and Results of Operations included elsewhere herein. The consolidated statements of operations data for the years ended December 31, 1998, 1999 and 2000 and the consolidated balance sheets data as of December 31, 1999 and 2000, are derived from, and are qualified in their entirety by our Consolidated Financial Statements that have been audited by PricewaterhouseCoopers LLP, independent accountants, which are included elsewhere in this prospectus and should be read in conjunction with those Consolidated Financial Statements and notes thereto. The consolidated statements of operations data for the years ended December 31, 1996 and 1997 and the consolidated balance sheets data as of December 31, 1996, 1997 and 1998 are based on audited financial statements not included in this prospectus. The consolidated statements of operations data for the quarters ended March 31, 2000 and 2001, and the balance sheet data at March 31, 2001, are derived from unaudited consolidated financial statements included elsewhere in this prospectus that have been prepared on the same basis as the audited financial statements and in the opinion of management, contain all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results of operations for such period. The historical results are not necessarily indicative of the results of operations to be expected in the future.

	Years ended December 31,					Three Months Ended March 31,
	1996(1)	1997	1998(1)	1999	2000	2000	2001
	(in thousands, except per share data)
						(unaudited)
Consolidated Statements of Operations Data:
Revenues:
License and development fees	$16,951	$23,710	$36,588	$49,270	$66,063	$13,103	$17,086
Maintenance and other recurring	14,707	18,042	25,539	38,239	50,121	10,883	14,938
Professional services and other	5,086	6,861	8,871	14,051	18,747	3,623	4,668

Net revenues	36,744	48,613	70,998	101,560	134,931	27,609	36,692

Cost of revenues:
License and development fees	600	601	2,931	3,602	5,330	1,185	1,500
Maintenance and other recurring	3,793	4,832	6,261	10,431	13,482	3,111	3,881
Professional services and other	2,513	3,638	3,874	5,292	6,112	1,260	1,572

Total cost of revenues	6,906	9,071	13,066	19,325	24,924	5,556	6,953

Gross margin	29,838	39,542	57,932	82,235	110,007	22,053	29,739
Operating expenses:
Sales and marketing	12,446	15,580	23,465	32,216	42,591	9,239	12,088
Product development	6,731	9,439	12,582	16,770	21,604	4,924	5,926
General and administrative	4,422	5,125	7,533	9,883	12,002	2,935	3,529
Amortization of intangibles	—	—	—	1,533	1,528	382	665
Purchased research and development and other	5,648	—	8,440	—	—	—	—

Total operating expenses	29,247	30,144	52,020	60,402	77,725	17,480	22,208

Income from operations	591	9,398	5,912	21,833	32,282	4,573	7,531
Interest income, net	1,165	1,236	1,442	4,596	6,768	1,360	1,617

Income before income taxes	1,756	10,634	7,354	26,429	39,050	5,933	9,148
Provision for income taxes	2,855	3,921	2,955	8,986	13,276	2,017	3,110

Net income (loss)	$(1,099)	$6,713	$4,399	$17,443	$25,774	$3,916	$6,038

Diluted net income (loss) per share	$(0.05)	$0.28	$0.17	$0.58	$0.75	$0.12	$0.18

Shares used in diluted per share calculations	21,210	24,051	26,110	30,324	34,237	33,773	34,161

Basic net income (loss) per share	$(0.05)	$0.30	$0.18	$0.64	$0.86	$0.13	$0.20

Shares used in basic per share calculations(2)	21,210	22,563	24,198	27,072	29,992	29,451	30,702

(1)
In 1998 and 1996, Advent recognized charges of $8.4 million and $5.6 million, respectively, in connection with the write-off of purchased research and development and other expenses. Excluding these charges, net income per share-diluted would have been $0.39 and $0.19 in 1998 and 1996, respectively. For further explanation of these charges in 1998, see "Purchased Research and Development and Other" in Management's Discussion and Analysis of Financial Condition and Results of Operations.
(2)
For an explanation of shares used in per share calculations, see Note 1 and Note 7 of the Notes to Consolidated Financial Statements.

	December 31,
						March 31, 2001
	1996	1997	1998	1999	2000
	(in thousands)
						(unaudited)
Consolidated Balance Sheets Data:
Cash, cash equivalents and short-term investments	$31,650	$36,056	$43,284	$119,126	$152,432	$154,883
Working capital	32,775	38,836	38,148	121,871	160,994	163,584
Total assets	46,691	59,285	87,210	191,188	245,701	262,712
Long-term liabilities	599	537	537	824	1,231	1,385
Total stockholders' equity	37,062	46,493	60,175	160,659	209,601	223,972

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    We are a leading provider of stand-alone and client/server software products, data interfaces and related maintenance and services that automate, integrate and support mission-critical functions of investment management organizations. Our clients vary significantly in size and assets under management and include investment advisors, brokerage firms, banks, hedge funds, corporations, public funds, universities and non-profit organizations.

Acquisitions

    In February 1998, we issued 750,000 shares of Common Stock in exchange for all of the outstanding shares of MicroEdge, a leading provider of software products to foundations, corporations and other organizations to manage their grant-making activities. This business combination was accounted for as a pooling of interests and the results of operations of MicroEdge are included in the financial statements beginning January 1, 1998. The results of operations as well as the assets and liabilities of MicroEdge in prior periods were not material to the consolidated results of operations or financial position. Accordingly, we did not restate our financial statements for periods prior to January 1, 1998.

    In May 1998, we issued 510,000 shares of Common Stock for certain assets of the Grants Management Division of Blackbaud, Inc., a privately held company located in Charleston, South Carolina. Through this acquisition we combined the Grants Management product line of Blackbaud with MicroEdge. This transaction was accounted for as a purchase and the results of operations of the business and assets acquired are included in our financial statements from the date of acquisition. We incurred a charge relating to in-process research and development and other expenses of $5.4 million in connection with this transaction. We believe that the technology acquired had not reached technological feasibility and had no alternative future use. Other intangibles of $2.0 million were recorded in connection with this acquisition and are being amortized over a period of 5 years.

    In November 1998, we issued 45,000 shares of Common Stock and paid $4.1 million in exchange for all the outstanding shares of Hub Data, Inc., a distributor of consolidated securities information and data to investment management organizations. Hub Data is located in Cambridge, Massachusetts and delivers services to over 240 institutional investment firms. This business combination was accounted for as a purchase and the results of operations for Hub Data are included in our financial statements beginning on the acquisition date. We incurred a charge relating to in-process research and development of $3.0 million in connection with this transaction. We believe that the technology acquired had not reached technological feasibility and had no alternative future use. As a result of net liabilities assumed and acquisition expenses of $1.6 million, goodwill of $3.2 million was recorded in connection with this transaction and is being amortized over a 7 year period.

    In November 1998, we paid AUS $583,000 (approximately U.S. $370,000) in exchange for all the outstanding shares of Portfolio Management Systems, Pty. Ltd., a distributor of Advent products in Australia. This business combination was accounted for as a purchase and the results of operations are included in our financial statements beginning on the acquisition date. This acquisition provides an international channel for sale of our products and services. As a result of net liabilities assumed and acquisition expenses of $2.0 million, goodwill of $2.4 million was recorded in connection with this transaction and is being amortized over a period of 43 months. Subsequent to the acquisition, we changed the name of this subsidiary to Advent Australia, Pty. Ltd.

    On January 31, 2001, we acquired all outstanding capital stock of Rex Development Partners, L.P., a limited partnership, for approximately $8.5 million in cash. This business combination was accounted for as a purchase and the results of operations are included in our financial statements beginning on the acquisition date. As a result, acquired technology of $8.5 million was recorded in connection with this transaction and is being amortized over its estimated useful life of five years.

Subsequent Events

    In April 2001, we joined with Accenture, Microsoft, Inc., Compaq Computer Corp., and the Bank of New York to create Encompys, an independent company that will develop an Internet-based straight-through-processing solution for the global asset management community. We invested $8.8 million for an approximately 15% interest in this new venture, which will be accounted for using the cost method.

    On April 16, 2001, we acquired NPO Solutions, Inc. a provider of integrated computer software solutions for nonprofit organizations, through our wholly-owned subsidiary MicroEdge, Inc. NPO Solutions was a privately held company based in Loudon, New Hampshire. We paid approximately $6.5 million for all the shares of NPO Solutions, with an additional $1.5 million to potentially be distributed to NPO Solutions stockholders if NPO Solutions meets certain milestones. This business combination was accounted for as a purchase.

    On July 17, 2001, we announced our preliminary operating results for the second quarter ended June 30, 2001. Our second quarter net revenues were $41.9 million and our net income was $8.2 million, or $0.24 per diluted share, compared with net revenues of $32.7 million and net income of $5.8 million, or $0.17 per diluted share, in the second quarter of 2000. For the six months ended June 30, 2001, our net revenues were $78.6 million and our net income was $14.2 million, or $0.41 per diluted share, compared with net revenues of $60.3 million and net income of $9.7 million, or $0.29 per diluted share, for the first six months of 2000.

Warrants

    On March 23, 2001, we issued warrants to purchase a total of 191,644 shares of Advent Common Stock. These warrants were issued for cash compensation of $5 million, which was the estimated Black-Scholes fair value. These warrants have an exercise price of $45.38 per share, are immediately exercisable, and expire on March 23, 2006.

Distributor Relationship

    We rely on a number of strategic alliances to help us achieve market acceptance of our products and to leverage our development, sales, and marketing resources. In the third quarter of 1999, the financial backers of our existing distributor in Scandinavia formed Advent Europe to distribute the Advent Office suite in selected European markets. Advent Europe, incorporated in The Netherlands, is an independent entity. It makes tax and language modifications to Advent Office to fit the various needs of the local jurisdictions and then markets and licenses the Advent Office suite. All transactions between Advent Europe and us are transacted in U.S. dollars. Revenue from sales to this distributor are recognized when the distributor submits a signed contract that the product has been sold to its customer, the product has been delivered, the fee is fixed and determinable, and collectibility is probable.

Secondary Offering

    In June 1999, we completed a secondary public offering of 3.9 million shares of Common Stock at an offering price of $20.69 per share. Of the 3.9 million shares of Common Stock offered, 300,000 shares were sold by a selling stockholder. The net proceeds of the offering to Advent were $70.2 million.

Stock Splits

    Our Board of Directors approved a three-for-two split of our Common Stock in July 1999. The stock split was effected as a stock dividend. Stockholders of record as of the close of business on July 30, 1999 were issued a certificate representing one additional Common Share for every two shares of Common Stock held on the record date. These certificates were distributed on August 16, 1999. This stock split increased the number of shares outstanding from approximately 9.6 million shares to approximately 14.4 million shares.

    Our Board of Directors approved a two-for-one split of our Common Stock in February 2000. The stock split was effected as a stock dividend. Stockholders of record as of the close of business on February 28, 2000 were issued a certificate representing one additional Common Share for each share of Common Stock held on the record date. These certificates were distributed on March 13, 2000. This stock split increased the number of shares of Common Stock outstanding from approximately 14.8 million shares to approximately 29.6 million shares.

Results of Operations for the Years Ended December 31, 2000, 1999 and 1998

Revenue

    Net revenues were $134.9 million, $101.6 million and $71.0 million in 2000, 1999 and 1998, respectively, representing increases of 33% from 1999 to 2000 and 43% from 1998 to 1999. Our net revenues are derived from license and development fees, maintenance and other recurring revenues, and professional services and other revenues related to our software products. In each of 2000, 1999 and 1998, the majority of our net revenues were from domestic sales, with international sales representing less than 8% of net revenues. License revenues are derived from the licensing of software products while development fees are derived from development contracts that we have entered into with other companies, including customers and development partners. Maintenance and other recurring revenues are derived from maintenance fees charged in the initial licensing year, renewals of annual maintenance services in subsequent years and recurring revenues derived from our subscription-based and transaction-based services. Professional services and other revenues include fees for consulting, implementation and integration management, custom report writing, training services and semi-annual conferences.

    Axys and its related services accounted for the majority of net revenues in 2000, 1999 and 1998. However, we have been successful in increasing multi-product sales by emphasizing our suite of products and, therefore, our other product offerings and services have accounted for an increasing portion of net revenues in all three years.

    Each of the major revenue categories has historically varied as a percentage of net revenues and we expect this variability to continue in future periods. This variability is partially due to the timing of the introduction of new products, the relative size and timing of individual licenses, as well as the complexity of the implementation, the resulting proportion of the maintenance and professional services components of these license transactions and the amount of client use of pricing and related data.

    License and Development Fees.  License and development fees revenue were $66.1 million, $49.3 million and $36.6 million in 2000, 1999 and 1998, respectively, representing increases of 34% from 1999 to 2000 and 35% from 1998 to 1999. License and development fees revenues as a percentage of net revenues were 49%, 49% and 52% in 2000, 1999 and 1998, respectively. The increases in license revenue, in absolute dollars, were primarily due to increased demand for the Advent Office suite and increased demand for our Geneva software which is sold primarily to global financial institutions, partially offset by decreased development fees from certain development partners. We typically license our products on a per server, per user basis with the price per site varying based on the selection of the products licensed and the number of authorized users. As we carry out larger implementations and continue our Internet Initiative, we may enter into further development contracts through which we earn development fees. License revenues also increased due to follow-on sales to existing customers and an increase of multi-product transactions. We expect these transactions to continue to represent a significant proportion of revenues.

    Maintenance and Other Recurring.  Maintenance and other recurring revenues were $50.1 million, $38.2 million and $25.5 million in 2000, 1999 and 1998, respectively, representing increases of 31% from 1999 to 2000 and 50% from 1998 to 1999. Maintenance and other recurring revenues, as a percentage of net revenues, were 37%, 38% and 36% in 2000, 1999 and 1998, respectively. The growth in maintenance and other recurring revenues, in absolute dollars, in all periods was primarily due to a larger customer base and higher average maintenance fees. Higher average maintenance fees are primarily due to clients selecting more components for a full feature, multi-product solution and clients expanding the number of users and sites licensing our software. In addition, increased demand for implementation management support contributed to the increase in maintenance and other recurring revenues. The acquisitions we made in 1998 also contributed to the growth in maintenance and other recurring revenues.

    Professional Services and Other.  Professional services and other revenues were $18.7 million, $14.1 million and $8.9 million in 2000, 1999 and 1998, respectively, representing increases of 33% from 1999 to 2000 and 58% from 1998 to 1999. Professional services and other revenues, as a percentage of net revenues, were 14%, 14% and 12% in 2000, 1999, and 1998, respectively. The increases in professional services and other revenue were primarily due to higher consulting fees from increasingly complex implementations at larger financial institutions and increased revenues from our semi-annual user conferences.

Cost of Revenues

    Cost of License and Development Fees.  Cost of license and development fees revenues were $5.3 million, $3.6 million and $2.9 million in 2000, 1999 and 1998, respectively, representing 8%, 7% and 8% of license and development fees revenues in these periods, respectively. Cost of license and development fees revenue consists primarily of the cost of product media and duplication, manuals, packaging materials, the direct labor involved in producing and distributing our software as well as royalties paid to third parties. Cost of license and development fees will fluctuate between periods due to the mix of license and development fee revenues. The increase, in absolute dollars, in all years is primarily related to increased revenues. Cost of license and development fees as a percentage of related revenues was relatively consistent between 1998 and 2000.

    Cost of Maintenance and Other Recurring.  Cost of maintenance and other recurring revenues were $13.5 million, $10.4 million and $6.3 million in 2000, 1999 and 1998, respectively, representing 27%, 27% and 25% of maintenance and other recurring revenues in these periods, respectively. These costs are primarily comprised of the direct costs of providing technical support and other services for recurring revenues, the engineering costs associated with product updates and royalties paid to third party subscription-based and transaction-based vendors. These expenses, in absolute dollars, increased in each year due to increased staffing required to support a larger customer base and more complex implementations as well as increased royalties paid to third party subscription-based and transaction-based vendors. Cost of maintenance and other recurring revenues as a percentage of related revenues increased primarily due to higher personnel related costs for technical support and costs associated with the introduction and adoption of new recurring revenue products and services.

    Cost of Professional Services and Other.  Cost of professional services and other revenues were $6.1 million, $5.3 million and $3.9 million in 2000, 1999 and 1998, respectively, representing 33%, 38% and 44% of professional services and other revenues in these periods, respectively. These costs consist primarily of personnel related costs associated with the client services and support organization in providing consulting, custom report writing, conversions of data from clients' previous systems, and cost of hosting our client conferences. To the extent that such personnel are not fully used in consulting, training, conversion or custom report writing projects, they are allocated to presales, marketing and engineering activities and the resultant costs are charged to operating expenses. Cost of professional services and other, in absolute dollars, increased year to year due to increases in personnel and related costs necessary to provide services to an expanded installed base. Cost of professional services as a percentage of related revenues decreased primarily due to higher utilization of personnel and economies of scale associated with absorbing fixed costs over a larger revenue base.

Operating Expenses

    Sales and Marketing.  Sales and marketing expenses were $42.6 million, $32.2 million and $23.5 million in 2000, 1999 and 1998, respectively, representing increases of 32% from 1999 to 2000 and 37% from 1998 to 1999. Sales and marketing expenses, as a percentage of net revenues, remained relatively consistent at 32%, 32% and 33% in 2000, 1999 and 1998, respectively. Sales and marketing expenses consist primarily of the costs of personnel involved in the sales and marketing process, sales commissions, advertising and promotional materials, sales facilities expense, trade shows, and seminars. The increases, in absolute dollars, were due to a continued increase in the number of sales and marketing personnel and increased marketing efforts towards the Advent Office suite and our Internet Initiative. In 2000, sales and marketing expenses also increased due to moving our New York City sales office to a larger facility in April 2000.

    Product Development.  Product development expenses were $21.6 million, $16.8 million and $12.6 million in 2000, 1999 and 1998, respectively, representing increases of 29% from 1999 to 2000 and 33% from 1998 to 1999. Product development expenses, as a percentage of net revenues, were 16%, 17% and 18% in 2000, 1999 and 1998, respectively. Product development expenses increased, in absolute dollars, primarily due to an increase in the number of personnel as we increased our product development efforts to accelerate the rate of product enhancements and new product introductions. We anticipate that product development expenses will continue to increase in absolute dollars, although such expenses may vary as a percentage of net revenues.

    General and Administrative.  General and administrative expenses were $12.0 million, $9.9 million and $7.5 million in 2000, 1999 and 1998, respectively, representing increases of 21% from 1999 to 2000 and 31% from 1998 to 1999. General and administrative expenses, as a percentage of net revenues, were 9%, 10% and 11% in 2000, 1999, and 1998, respectively. General and administrative expenses consist primarily of personnel costs for finance, administration, operations and general management, as well as legal and accounting expenses. The increases, in absolute dollars, were primarily due to an increase in the number of personnel and related costs to support our growth.

    Amortization of Intangibles.  We recorded amortization of intangibles of approximately $1.5 million for 2000 and 1999. This was based on recorded goodwill of $5.6 million in connection with the acquisitions of Hub Data and Advent Australia, formerly named Portfolio Management Systems, Pty. Ltd. The revenues and costs associated with the goodwill have been materially consistent with the assumptions we used in the valuation. Since the valuation was based on our estimates of market potential, product introductions, and technology trends, we will periodically assess our estimates related to the valuation model to determine if the assets acquired have been impaired. If we determine that there has been impairment, there could be additional charges to income.

    Purchased Research and Development and Other.  In May 1998, we issued 510,000 shares of Common Stock for certain assets of the Grants Management Division of Blackbaud, Inc. and incurred a charge for in-process research and development and other expenses of $5.4 million in connection with this transaction. In November 1998, we incurred a charge for in-process research and development of

$3.0 million in connection with the acquisition of Hub Data. In determining the amount of in-process research and development, we engaged an independent valuation firm to conduct an appraisal of the acquired assets. The intangible assets acquired, including in-process research and development expenses, were valued based on estimates of future net cash flows discounted to their present value at risk-adjusted rates of return.

    The in-process research and development charge for Hub Data was determined by estimating the net cash flows from the sale of the resulting projects, discounted to net present value using a 25% discount rate and also assumed that the project was approximately 61% complete.

    The Blackbaud transaction resulted in the acquisition of certain assets, but not an ongoing business. The assets acquired included rights to Blackbaud's 32-bit in-process technology, access to certain Blackbaud source code to be used in developing new Advent products, a non-compete agreement and access to the Blackbaud customer base. The acquired technology was purchased for use in Advent's research and development "grant management" project and had no alternative future use.

Interest and Other Income, Net

    Interest and other income, net was approximately $6.8 million, $4.6 million and $1.4 million in 2000, 1999 and 1998, respectively. Interest and other income, net consists of interest income, interest expense and miscellaneous non-operating income and expense items. The increase from 1999 to 2000 was due to higher interest income generated from higher interest rates and greater balances available for investment. The increase from 1998 to 1999 was due to higher interest income from the increased cash received from our secondary offering and from a one-time gain of $1.2 million on the sale of securities. The securities were warrants from one of our Alliance partners as part of our initial business relationship that we converted to stock and sold during the fourth quarter of 1999.

Income Taxes

    We had effective income tax rates of 34%, 34% and 40% in 2000, 1999 and 1998, respectively. These rates differ from the federal statutory rate primarily due to state income tax, offset by certain research and development credits. The lower income tax rates in 2000 and 1999 were primarily due to tax planning strategies implemented in the second half of 1998. The higher rate in 1998 was due to certain acquisition related charges incurred during 1998 that were not deductible for tax purposes.

Results of Operations for the Three Months Ended March 31, 2000 and 2001

    Net Revenues.  Our net revenues for the first quarter of 2001 increased 33% to $36.7 million, compared with net revenues of $27.6 million for the same period in 2000, reflecting increases in each component of net revenues. License revenue and development fees for the first quarter of 2001 increased 30% to $17.1 million compared with license revenue and development fees of $13.1 million for the first quarter of 2000. The increase in license and development fees was primarily due to increased demand for the Advent Office suite and increased demand for our Geneva software. Maintenance and other recurring revenue for the first quarter of 2001 increased 37% to $14.9 million, compared with maintenance and other recurring revenue of $10.9 million for the first quarter of 2000. The increase was due primarily to a larger client base and higher average maintenance fees. Higher average maintenance fees are primarily due to clients selecting more components for a full feature, multi-product solution and clients expanding the number of users and sites licensing our software. In addition, increased demand for implementation management support and revenues from newly acquired Rex contributed to the increase in maintenance and other recurring revenues. Professional services and other revenue for the first quarter of 2001 increased 29% to $4.7 million, compared with professional services and other revenue of $3.6 million for the first quarter of 2000. The increase was primarily due to higher product sales activity, which increased demand for our consulting services and higher consulting fees from increasingly larger implementations at larger financial institutions.

    Cost of Revenues.  Our cost of revenues for the first quarter of 2001 increased 25% to $7.0 million, compared with cost of revenues of $5.6 million for the first quarter of 2000. Cost of revenues as a percentage of net revenues decreased to 19% from 20% for the three months ended March 31, 2001 and 2000. Cost of license and development fees increased 27% to $1.5 million in the first quarter of 2001 from $1.2 million in the first quarter of 2000. The increase in cost of license and development fees is directly related to the increase in license and development fees revenue. Cost of license and development fees as a percentage of the related revenues remained relatively stable at 9% for the first quarter of 2001 and 2000. Cost of maintenance and other recurring revenues increased 25% to $3.9 million for the first quarter of 2001 from $3.1 million for the first quarter of 2000. This increase was due to additional staffing required to support a larger customer base and more larger implementations as well as increased royalties paid to third party subscription-based and transaction-based vendors. Cost of maintenance and other recurring revenues as a percentage of the related revenues decreased to 26% in the first quarter of 2001 from 29% in the first quarter of 2000. The decrease was primarily due to economies of scale associated with absorbing personnel and related costs over a larger maintenance revenue base and to a lesser extent, new recurring revenues from our Alliance partners. Cost of professional services and other revenue increased 25% to $1.6 million for the first quarter of 2001, compared with $1.3 million for the same period in 2000. The increase was primarily due to increased personnel and related costs necessary to provide services to an expanded installed base. Cost of professional services and other revenue as a percentage of the related revenues decreased to 34% in the first quarter of 2001 from 35% in the first quarter of 2000. Cost of professional services as a percentage of related revenues decreased primarily due to higher utilization of personnel and economies of scale associated with absorbing fixed costs over a larger revenue base.

    Sales and Marketing.  Our sales and marketing expenses for the first quarter of 2001 increased 31% to $12.1 million, compared with sales and marketing expenses of $9.2 million for the first quarter of 2000. The increase in expense for the three months ended March 31, 2001 was primarily due to an increase in sales and marketing personnel and increased sales and marketing in our core markets as well as in our efforts towards our Internet initiatives, including Advent TrustedNetwork. Sales and marketing expenses as a percentage of net revenues remained relatively stable at 33% in the first quarter of 2001 compared to the first quarter of 2000.

    Product Development.  Our product development expenses for the first quarter of 2001 increased 20% to $5.9 million, compared with product development expenses of $4.9 million for the first quarter of 2000. Product development expenses increased primarily due to a growth in personnel as we increased our product development efforts to accelerate the rate of product enhancements and new product introductions. Product development expenses as a percentage of net revenues decreased to 16% from 18% for the first quarter of 2001 compared to the first quarter of 2000. The decrease was primarily due to revenues increasing at a faster rate than expenses.

    General and Administrative.  Our general and administrative expenses for the first quarter of 2001 increased 20% to $3.5 million, compared with general and administrative expenses of $2.9 million for the first quarter of 2000. The increase was due to increased number of personnel and related costs to support our growth. General and administrative expenses as a percentage of net revenues decreased to 10% in the first quarter of 2001, compared with 11% in the first quarter of 2000. The decrease was primarily due to economies of scale as we are targeting efficiencies within this area of our business.

    Interest and Other Income, Net.  Interest and other income, net was approximately $1.6 million in the first quarter of 2001, compared with $1.4 million in the first quarter of 2000, reflecting an increase of 19%. The increase was primarily due to greater balances available for investments.

    Provision for Income Taxes.  For the three months ended March 31, 2001 we recorded a tax provision of $3.1 million based on our pretax income using an effective tax rate of 34%, which is our anticipated effective tax rate for the fiscal year 2001. The actual effective tax rate for the entire fiscal year could vary substantially depending on actual results achieved. We had an effective tax rate of 34% for fiscal 2000.

Selected Quarterly Operating Results

    The following tables set forth certain unaudited quarterly consolidated statement of operations, for each of the five quarters in the period ended March 31, 2001. The information for each of these quarters has been derived from unaudited consolidated financial statements that, in the opinion of management, incorporate, all necessary adjustments (consisting of normal recurring adjustments) required to present fairly the unaudited consolidated quarterly results when read in conjunction with our annual audited consolidated financial statements and the notes to the consolidated financial statements. These operating results are not necessarily indicative of the results of any future period.

	Three Months Ended
	Mar. 31, 2000	June 30, 2000	Sept. 30, 2000	Dec. 31, 2000	Mar. 31, 2001
	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Revenues:
License and development fees	$13,103	$15,375	$16,572	$21,013	$17,086
Maintenance and other recurring	10,883	12,338	13,181	13,719	14,938
Professional services and other	3,623	4,964	4,362	5,798	4,668

Net revenues	27,609	32,677	34,115	40,530	36,692
Cost of revenues:
License and development fees	1,185	1,273	1,243	1,629	1,500
Maintenance and other recurring	3,111	3,259	3,444	3,668	3,881
Professional services and other	1,260	1,541	1,423	1,888	1,572

Total cost of revenues	5,556	6,073	6,110	7,185	6,953

Gross margin	22,053	26,604	28,005	33,345	29,739
Operating expenses:
Sales and marketing	9,239	10,494	10,489	12,369	12,088
Product development	4,924	5,561	5,414	5,705	5,926
General and administrative	2,935	2,976	2,778	3,313	3,529
Amortization of intangibles	382	382	382	382	665

Total operating expenses	17,480	19,413	19,063	21,769	22,208

Income from operations	4,573	7,191	8,942	11,576	7,531
Interest income, net	1,360	1,604	1,879	1,925	1,617

Income before income taxes	5,933	8,795	10,821	13,501	9,148
Provision for income taxes	2,017	2,990	3,679	4,590	3,110

Net income	$3,916	$5,805	$7,142	$8,911	$6,038

Diluted net income per share	$0.12	$0.17	$0.21	$0.26	$0.18
Shares used in diluted per share calculations	33,773	34,103	34,540	34,410	34,161
Basic net income per share	$0.13	$0.19	$0.24	$0.29	$0.20
Shares used in basic per share calculations	29,451	29,882	30,192	30,413	30,702

Liquidity and Capital Resources

    Our cash and cash equivalents at March 31, 2001 were $96.9 million, decreasing by $100,000 from $97.0 million at December 31, 2000. The decrease was due to $8.0 million provided by operating activities and $8.2 million provided by financing activities offset by $16.3 million used in investing activities.

    The net cash provided from operating activities for the first quarter 2001 was primarily due to net income and increases in accrued liabilities and deferred revenues offset by increases in accounts receivable and prepaid and other assets. Financing activities provided $8.2 million for the first quarter 2001, primarily due to proceeds from the issuance of stock warrants and the exercise of stock options. Net cash used in investing activities of $16.3 million for the first quarter was related primarily to the $8.5 million acquisition of Rex Development Partners, L.P. Also attributing to net cash used in investing activities are expenditures of $2.2 million primarily for furniture, fixtures and equipment and leasehold improvements to build out additional office space leased in San Francisco, and $4.0 million invested in several strategic partners to bring future new products and services to our clients.

    At March 31, 2001, we had $163.6 million in working capital. We currently have no significant capital commitments other than commitments under our operating leases. We believe that our available sources of funds and anticipated cash flows from operations will be adequate to finance current operations and anticipated capital expenditures through at least fiscal 2001.

    Subsequent to March 31, 2001, we acquired all the outstanding capital stock of NPO Solutions for approximately $6.5 million in cash. Also, we invested $8.8 million in Encompys, a newly formed independent company that will develop an Internet-based straight-through-processing solution for the global asset management community.

    Our cash and cash equivalents at December 31, 2000 were $97.0 million, increasing by $32.7 million from $64.3 million at December 31, 1999. This increase was due to $12.6 million provided by financing activities and $37.1 million provided by operating activities, offset by $16.9 million used in investing activities.

    The net cash provided from operating activities of $37.1 million for 2000 was primarily due to net income and increases in deferred revenues and accrued liabilities, offset by increases in accounts receivable as well as prepaid and other current assets. Financing activities provided $12.6 million for 2000 primarily due to proceeds of the exercise of stock options and the issuance of Common Stock in connection with our employee stock purchase plan. Net cash used in investing activities of $16.9 million for 2000 related primarily to expenditures of $10.4 million for furniture, fixtures and equipment and leasehold improvements to build out our new leased New York office space and additional office space leased in San Francisco, California. Further activity included prepayment of $3.8 million to several strategic partners to further bring new products and services to our clients. At December 31, 2000, we had $161.0 million in working capital.

New Accounting Pronouncements

    In March 2000, the Financial Accounting Standards Board issued Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation, an Interpretation of APB No. 25" ("FIN 44"). FIN 44 establishes guidance for the accounting for stock option grants or modifications to existing stock option awards and was generally effective July 1, 2000. We adopted the requirements of FIN 44 and those requirements did not have a significant effect on our current financial position or results of operations.

    In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101"), which provides guidance on the recognition, presentation and disclosure of revenue in financial statements filed with the SEC. SAB 101 outlines the basic criteria that must be met to recognize revenue and provides guidance for disclosures related to revenue recognition policies. We adopted SAB 101, as amended, in the fourth quarter of fiscal 2000. The adoption did not have a significant effect on our financial position or results of operations.

    In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS 133 established new standards of accounting and reporting for derivative instruments and hedging activities. SFAS 133 requires that all derivatives be recognized at fair value in the balance sheet and that the corresponding gains or losses be reported either in the statement of operations or as a component of comprehensive income, depending on the facts and circumstances. SFAS 133, as amended, is effective for fiscal years beginning after June 15, 2000. We do not currently hold derivative instruments or engage in hedging activities. The adoption did not have a significant effect on our financial position or results of operations.

    In July 2001, the FASB issued two Statements; Statement No. 141, Business Combinations (SFAS No. 141), and Statement No. 142, Goodwill and Other Intangible Assets (SFAS No. 142). SFAS No. 141 revises accounting treatment for business combinations requiring the use of purchase accounting and prohibiting the use of pooling-of-interests method for all business combinations initiated after June 30, 2001. SFAS No. 142 revises the accounting for goodwill and other intangible assets by not allowing amortization of goodwill and establishing accounting for impairment of goodwill and other intangible assets. SFAS No. 142 will be effective for fiscal years beginning after December 15, 2001 which is the beginning of our fiscal year 2002. We have not yet evaluated the effects of these changes on our consolidated financial statements.

MANAGEMENT

Executive Officers and Directors

    The executive officers and directors of Advent, and their ages and positions as of June 30, 2001, are as follows:

Name	Age	Position(s)
Stephanie G. DiMarco	43	Chairman of the Board
Peter M. Caswell	44	President and Chief Executive Officer
Lily S. Chang	52	Executive Vice President and Chief Technology Officer
Collin A. Cohen	38	Executive Vice President, Corporate and New Business Development
Irv H. Lichtenwald	45	Executive Vice President, Chief Financial Officer and Secretary
Ted Puryear	55	Senior Vice President, Sales
Frank H. Robinson	57	Director
Wendell G. Van Auken	56	Director
William F. Zuendt	54	Director
Monte Zweben	37	Director

    Ms. DiMarco founded Advent in June 1983. She became Chairman of the Board in November 1995. In addition, she served as President until April 1997 and Chief Executive Officer until November 1999. Ms. DiMarco holds a B.S. in Business Administration from the University of California at Berkeley.

    Mr. Caswell joined Advent in December 1993 as Vice President, Sales and Professional Services. In 1996, Mr. Caswell took on responsibility for our marketing efforts and was promoted to Senior Vice President. In April 1997, Mr. Caswell became President and Chief Operating Officer. In November 1999, Mr. Caswell was promoted to President, Chief Executive Officer, and member of the Board of Directors. Prior to joining Advent, Mr. Caswell held various management positions, including Vice President and General Manager, Western Region, with Dun & Bradstreet Software Services, Inc. and its predecessor, Management Science America, Inc., a supplier of computer software for finance, marketing, manufacturing and human resource functions. Mr. Caswell holds a diploma in Management Studies (M.B.A. equivalent) and a Higher National Diploma in Agriculture (B.S. equivalent) from Seale Hayne College in England.

    Ms. Chang joined Advent in May 1993 as Vice President, Technology. In April 1997, Ms. Chang was promoted to Executive Vice President, Technology and was also named Chief Technology Officer. From July 1989 to May 1993, Ms. Chang held various positions, including Vice President, Strategic Accounts and Vice President of Oracle Financial Applications, with Oracle Corporation, a software licensing and consulting business. Ms. Chang holds a B.S. in Biochemistry from Taiwan University.

    Mr. Cohen joined Advent in March 1998 responsible for Corporate and New Business Development. In January 2001, Mr. Cohen was promoted to Executive Vice President. Prior to joining Advent, Mr. Cohen was a Principal at American Industrial Partners, a buyout fund managing approximately $800 million in equity. Mr. Cohen also was a Senior Manager at Bain & Company, a leading international management consulting firm. Mr. Cohen holds an M.B.A. from Harvard University and a B.A. from Stanford University.

    Mr. Lichtenwald joined Advent in March 1995 as Chief Financial Officer. From February 1984 to March 1995, Mr. Lichtenwald served as Chief Financial Officer of Trinzic Corporation, a computer software developer, and its predecessor Aion Corporation. From February 1982 to February 1984, he

served as controller of Visicorp, a computer software developer. Mr. Lichtenwald holds an M.B.A. from the University of Chicago and a B.B.A. from Saginaw Valley State College. Mr. Lichtenwald is a Certified Public Accountant.

    Mr. Puryear joined Advent in December 1994 as Director of Client Sales. In July 1998, Mr. Puryear was promoted to Senior Vice President, Sales with responsibility for sales to Advent's client base, new business development and telemarketing. Before joining Advent, he was with Oracle Corporation and was responsible for their Western Sales Telesales organization. Mr. Puryear has 14 years of software and technology experience as well as two years in the investment management industry with Paine Webber, Inc. Prior to his business career he was a pilot in the U.S. Air Force and received a B.S. from the U.S. Air Force Academy.

    Mr. Robinson has been a director of Advent since February 1985. Since 1982, Mr. Robinson has been a management consultant specializing in the development of technology-based products and services. Mr. Robinson holds an M.B.A. and a B.A. in Physics from the State University of New York at Buffalo.

    Mr. Van Auken has been a director of Advent since September 1995. Mr. Van Auken has been a general partner of Mayfield Fund, a venture capital firm, since October 1986. Mr. Van Auken holds an M.B.A. from Stanford University and a B.E.E. from Rensselaer Polytechnic Institute. Mr. Van Auken is a director of Netcentives Inc., a provider of Internet loyalty and direct marketing solutions, and Montgomery Street Income Securities, Inc., an investment company.

    Mr. Zuendt became a director in August 1997. Mr. Zuendt retired as President and Chief Operating Officer of Wells Fargo & Company and its principal subsidiary, Wells Fargo Bank, in 1997. Mr. Zuendt joined Wells Fargo in 1973 with responsibility for its computer systems and operations. Throughout the 1980's he directed Wells Fargo's retail banking business and was elected President in 1994. Mr. Zuendt earned an M.B.A degree from Stanford University and a B.S. degree in mathematics from Rensselaer Polytechnic Institute. Mr. Zuendt is a director of 3Com Corporation, a global data networking company; Blue Martini Software, a leading provider of Internet-based business applications; and Be, Inc., a software platform provider for media rich Internet appliance applications.

    Mr. Zweben became a director in November 1997. He has been Chief Executive Officer of Blue Martini Software, a leading provider of Internet-based business applications, since June 1998. Prior to founding Blue Martini Software in 1998, Mr. Zweben was Vice President and General Manager of PeopleSoft's Manufacturing Industry Unit. Mr. Zweben co-founded Red Pepper Software in 1992 and served as Chief Executive Officer, President and Chairman until its merger with PeopleSoft in December 1996. Mr. Zweben received a M.S. degree in Computer Science from Stanford University and a B.S. in Computer Science and Industrial Management at Carnegie-Mellon University.

SELLING STOCKHOLDERS

    The stockholders selling in the offering are the DiMarco/Harleen Revocable Living Trust and the DiMarco/Harleen Charitable Remainder Trust. Each trust will sell 100,000 shares. As of June 30, 2001, Ms. DiMarco, our chairman and a trustee of each trust, beneficially owned approximately 2,369,562 shares of common stock, which is equal to approximately 7.6% of the outstanding shares of our common stock. After the sale of 200,000 shares in this offering, Ms. DiMarco will beneficially own approximately 6.4% of the outstanding shares of our common stock.

    The number and percentage of shares beneficially owned is determined under rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under these rules, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and also any shares which the individual has the right to acquire within sixty days of June 30, 2001 through the exercise of any stock option or other right. As of June 30, of the shares beneficially owned by Ms. DiMarco, 1,688,562 shares were held by the DiMarco/Harleen Revocable Living Trust, 274,500 shares were held by the DiMarco/Harleen Charitable Remainder Trust, and 1,500 shares were held by the DiMarco/Harleen Children's Trust. Ms. DiMarco shares voting and dispositive power with respect to all of these shares. In addition, the shares beneficially owned by Ms. DiMarco include options to purchase 405,000 shares of Common Stock exercisable within sixty days of June 30, 2001.

UNDERWRITING

    Under the terms and subject to the conditions in the underwriting agreement dated August 14, 2001, we and the selling stockholders have agreed to sell to the underwriters named below, for whom Credit Suisse First Boston Corporation, J.P. Morgan Securities Inc., Goldman, Sachs & Co. and Lehman Brothers Inc. are acting as representatives, the following respective number of shares of common stock:

Underwriter	Number of Shares
Credit Suisse First Boston Corporation	685,930
J.P. Morgan Securities Inc.	604,690
Goldman, Sachs & Co.	604,690
Lehman Brothers Inc.	604,690
A.G. Edwards & Sons, Inc.	50,000
Salomon Smith Barney Inc.	50,000
Robert W. Baird & Co. Incorporated	30,000
Hoak Breedlove Wesneski & Co.	30,000
Putnam Lovell Securities Inc.	30,000
SunTrust Capital Markets, Inc.	30,000
Tucker Anthony Incorporated	30,000

Total	2,750,000

    The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering, if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering of common stock may be terminated.

    We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 412,500 additional shares from us at the offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

    The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a concession of $1.63 per share. The underwriters and selling group members may allow a discount of $0.10 per share on sales to other broker/dealers. After the initial public offering, the representatives may change the public offering price and concession and discount to dealers.

    The following table summarizes the compensation and estimated expenses we and the selling stockholders will pay.

	Per Share		Total
	Without Over-allotment	With Over-allotment	Without Over-allotment	With Over-allotment
Underwriting Discounts and Commissions paid by us	$2.71	$2.71	$6,910,500	$8,028,375
Expenses payable by us	$0.14	$0.12	$350,000	$350,000
Underwriting Discounts and Commissions paid by the selling stockholders	$2.71	$2.71	$542,000	$542,000

    We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act of 1933 relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston Corporation for a period of 90 days after the date of this prospectus, except in our case:

  •
  for issuances pursuant to the exercise of employee stock options outstanding on the date;

  •
  in connection with certain mergers, consolidations or other business combinations in which we may be involved; or

  •
  in connection with certain strategic investments by us.

    We have also agreed that for 90 days after the date of this prospectus, we will not purchase any shares of our common stock in the open market, in privately negotiated transactions or in any other transactions.

    Stephanie G. DiMarco, both individually and on behalf of her trusts, has agreed that she will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston Corporation for a period of 90 days after the date of this prospectus.

    We and the selling stockholders have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments which the underwriters may be required to make in that respect.

    Our common stock is listed on The Nasdaq National Market under the symbol "ADVS".

    In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, penalty bids and passive market making in accordance with Regulation M under the Securities Exchange Act of 1934.

  •
  Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

  •
  Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing shares in the open market.

  •
  Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

  •
  Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

  •
  In passive market making, market makers in the common stock who are underwriters or prospective underwriters may, subject to certain limitations, make bids for or purchases of the common stock until the time, if any, at which a stabilizing bid is made.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The Nasdaq Stock Market's National Market and, if commenced, may be discontinued at any time.

    A prospectus in electronic format will be made available on the web sites maintained by one or more of the underwriters participating in this offering. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters that will make internet distributions on the same basis as other allocations. Credit Suisse First Boston Corporation may effect an on-line distribution through its affiliate, CSFBdirect Inc., an on-line broker dealer, as a selling group member.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

    The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we and the selling stockholders prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are effected. Any resale of the common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

Representations of Purchasers

    By purchasing common stock in Canada and accepting a purchase confirmation a purchaser is representing to us, the selling stockholders and the dealer from whom such purchase confirmation is received that

  •
  the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws,

  •
  where required by law, that the purchaser is purchasing as principal and not as agent, and

  •
  the purchaser has reviewed the text above under Resale Restrictions.

Rights of Action (Ontario Purchasers)

    The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by Ontario securities law. As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

Enforcement of Legal Rights

    All of the issuer's directors and officers as well as the experts named herein and the selling stockholders may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or these persons. All or a substantial portion of the assets of the issuer and these persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or these persons in Canada or to enforce a judgment obtained in Canadian courts against the issuer or these persons outside of Canada.

Notice to British Columbia Residents

    A purchaser of common stock to whom the Securities Act (British Columbia) applies is advised that the purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any common stock acquired by the purchaser in this offering. The report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from us. Only one report must be filed for common stock acquired on the same date and under the same prospectus exemption.

Taxation and Eligibility for Investment

    Canadian purchasers of common stock should consult their own legal and tax advisors about the tax consequences of an investment in the common stock in their particular circumstances and with respect to the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

LEGAL MATTERS

    The validity of the common stock offered by this prospectus will be passed upon for Advent by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Certain legal matters in connection with the offering will be passed upon for the underwriters by Fenwick & West LLP, Palo Alto, California.

EXPERTS

    The consolidated financial statements as of December 31, 1999 and 2000 and for each of the three years in the period ended December 31, 2000 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

    This prospectus constitutes a part of a registration statement on Form S-3 filed by us with the SEC under the Securities Act of 1933. This prospectus does not contain all of the information set forth in the Registration Statement, since we have omitted some parts in accordance with the SEC's rules and regulations. For further information about us and the shares being sold in this offering, please refer to the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document referred to are not necessarily a complete description of the provisions of the contract. Copies of the registration statement may be inspected, without charge, at the offices of the Commission, or obtained at prescribed rates from the Public Reference Section of the Commission at the address set forth below.

    We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the public reference facilities of the SEC located at 450 Fifth Street N.W., Washington D.C. 20549. You may obtain information on the operation of the SEC's public reference facilities by calling the SEC at 1-800-SEC-0330. You can also access copies of such material electronically on the SEC's home page on the World Wide Web at http://www.sec.gov. Information concerning Advent Software, Inc. is also available for inspection at the offices of the Nasdaq National Market, Reports Section, 1735 K Street, N.W., Washington, D.C. 20006.

    The SEC permits us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information we file with the SEC after the date of this prospectus will automatically update and supersede this information. We incorporate by reference the following documents filed by us with the SEC.

1.
The description of the common stock in our Registration Statement on Form 8-A filed in November 1995 under Section 12(g) of the Exchange Act.

2.
Our Annual Report on Form 10-K for the fiscal year ended December 31, 2000.

3.
Our Proxy Statement for our 2001 Annual Meeting.

4.
Our Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2001 and June 30, 2001.

5.
Our report on Form 8-K dated July 27, 2001.

    We also incorporate by reference any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, after the date of this prospectus until the termination of this offering.

    If you request a copy of any or all of the documents incorporated by reference, then we will send to you the copies you requested at no charge. However, we will not send exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents. You should direct request for such copies to Investor Relations, 301 Brannan Street, San Francisco, California 94107 (415) 543-7696.

    You should rely only on the information contained in this prospectus and incorporated by reference into this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the shares.

ADVENT SOFTWARE
INDEX TO FINANCIAL STATEMENTS

F–1

REPORT OF INDEPENDENT ACCOUNTANTS
TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF ADVENT SOFTWARE, INC.:

    In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Advent Software, Inc. and its subsidiaries at December 31, 1999 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP
San Francisco, California
January 19, 2001

F–2

ADVENT SOFTWARE

CONSOLIDATED BALANCE SHEETS

(in thousands, except per share data)

	December 31, 1999	December 31, 2000	March 31, 2001
			(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$64,315	$96,987	$96,915
Short-term investments	54,811	55,445	57,968
Accounts receivable, net of allowance for doubtful accounts and returns reserves of $1,613 in 1999, $2,143 in 2000 and $3,398 in 2001	25,452	35,710	36,617
Prepaid expenses and other	3,789	4,462	6,180
Deferred income taxes	3,209	3,259	3,259

Total current assets	151,576	195,863	200,939

Fixed assets, net	16,661	22,351	23,238
Other assets, net	22,951	27,487	38,535

Total assets	$191,188	$245,701	$262,712

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	$1,185	$855	$451
Accrued liabilities	7,962	10,224	10,892
Deferred revenues	17,230	21,078	22,437
Income taxes payable	3,328	2,712	3,575

Total current liabilities	29,705	34,869	37,355
Long-term liabilities:
Other liabilities	824	1,231	1,385

Total liabilities	30,529	36,100	38,740
Stockholders' equity:
Preferred stock, $0.01 par value
Authorized: 2,000 shares
Issued and outstanding: none	—	—	—
Common stock, $0.01 par value
Authorized: 120,000 shares
Issued and outstanding: 29,250 shares in 1999, 30,498 shares in 2000 and 30,821 shares in March 31, 2001	292	305	308
Additional paid-in-capital	130,960	154,070	162,331
Cumulative other comprehensive income	25	70	139
Retained earnings	29,382	55,156	61,194

Total stockholders' equity	160,659	209,601	223,972

Total liabilities and stockholders' equity	$191,188	$245,701	$262,712

The accompanying notes are an integral part of these consolidated financial statements.

F–3

ADVENT SOFTWARE

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

	Year Ended December 31,			Three Months Ended March 31,
	1998	1999	2000	2000	2001
				(unaudited)
Revenues:
License and development fees	$36,588	$49,270	$66,063	$13,103	$17,086
Maintenance and other recurring	25,539	38,239	50,121	10,883	14,938
Professional services and other	8,871	14,051	18,747	3,623	4,668

Net revenues	70,998	101,560	134,931	27,609	36,692

Cost of revenues:
License and development fees	2,931	3,602	5,330	1,185	1,500
Maintenance and other recurring	6,261	10,431	13,482	3,111	3,881
Professional services and other	3,874	5,292	6,112	1,260	1,572

Total cost of revenues	13,066	19,325	24,924	5,556	6,953

Gross margin	57,932	82,235	110,007	22,053	29,739

Operating expenses:
Sales and marketing	23,465	32,216	42,591	9,239	12,088
Product development	12,582	16,770	21,604	4,924	5,926
General and administrative	7,533	9,883	12,002	2,935	3,529
Amortization of intangibles	—	1,533	1,528	382	665
Purchased research and development and other	8,440	—	—	—	—

Total operating expenses	52,020	60,402	77,725	17,480	22,208

Income from operations	5,912	21,833	32,282	4,573	7,531
Interest income, net	1,442	4,596	6,768	1,360	1,617

Income before income taxes	7,354	26,429	39,050	5,933	9,148
Provision for income taxes	2,955	8,986	13,276	2,017	3,110

Net income	$4,399	$17,443	$25,774	$3,916	$6,038

Other comprehensive income, net of tax		—	179		128
Foreign currency translation adjustment	—	25	(134)	(40)	(59)

Comprehensive income	$4,399	$17,468	$25,819	$3,876	$6,107

Net income per share data
Diluted
Net income per share	$0.17	$0.58	$0.75	$0.12	$0.18

Shares used in per share calculations	26,110	30,324	34,237	33,773	34,161

Basic
Net income per share	$0.18	$0.64	$0.86	$0.13	$0.20

Shares used in per share calculations	24,198	27,072	29,992	29,451	30,702

The accompanying notes are an integral part of these consolidated financial statements.

F–4

ADVENT SOFTWARE

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(in thousands)

	Common Stock
			Additional Paid in Capital	Cumulative Other Comprehensive Income	Retained Earnings
	Shares	Amount				Total Equity
Balances, December 31, 1997	22,746	$227	$37,625		$8,641	$46,493
Exercise of stock options	462	5	1,576			1,581
Tax benefit from exercise of stock options			795			795
Common stock issued under employee stock purchase plan	114	1	945			946
Pooling of interest with MicroEdge	750	8	(5)		(1,101)	(1,098)
Shares issued in connection with acquisition of Hub Data	45	—	546			546
Shares issued in connection with acquisition of Blackbaud	510	5	6,508			6,513
Net income	—	—	—	—	4,399	4,399

Balances, December 31, 1998	24,627	246	47,990	—	11,939	60,175

Exercise of stock options	921	9	5,256			5,256
Tax benefit from exercise of stock options			6,040			6,040
Common stock issued in secondary offering	3,600	36	70,202			70,238
Common stock issued under employee stock purchase plan	102	1	1,472			1,473
Translation adjustment				25		25
Net income	—	—	—	—	17,443	17,443

Balances, December 31, 1999	29,250	292	130,960	25	29,382	160,659
Exercise of stock options	1,174	12	10,339			10,351
Tax benefit from exercise of stock options			10,435			10,435
Common stock issued under employee stock purchase plan	74	1	2,200			2,201
Stock compensation			136			136
Change in unrealized investment income				179		179
Translation adjustment				(134)		(134)
Net income	—	—	—	—	25,774	25,774

Balances, December 31, 2000	30,498	305	154,070	70	55,156	209,601

Exercise of stock options	323	3	3,224			3,228
Warrants issued			5,000			5,000
Stock compensation			37			36
Other cumulative comp. income				128		128
Foreign currency translation adjustment				(59)		(59)
Net income	—	—	—	—	6,038	6,038

Balances, March 31, 2001 (unaudited)	30,821	$308	$162,331	$139	$61,194	$223,972

The accompanying notes are an integral part of these consolidated financial statements.

F–5

ADVENT SOFTWARE

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended December 31,			Three Months Ended March 31,
	1998	1999	2000	2000	2001
				(unaudited)
Cash flows from operating activities:
Net income	$4,399	$17,443	$25,774	$3,916	$6,038
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Tax benefit from the excersise of stock options	795	6,040	10,435	—	—
Depreciation and amortization	2,559	4,578	6,161	1,388	1,965
Provision for doubtful accounts and return reserves	2,227	3,020	2,647	689	1,587
Deferred rent	—	287	407	92	154
Non-cash stock compensation	—	—	136	—	37
Deferred income taxes	(3,514)	(2,729)	(50)	—	—
Loss on disposal of assets	—	—	29	10	17
Purchased research and development and other	7,511	—	—	—	—
Cash provided by (used in) operating assets and liabilities:
Accounts receivable	(7,277)	(11,020)	(13,011)	(1,788)	(2,533)
Prepaid and other current assets	(401)	(1,779)	(677)	146	(1,719)
Accounts payable	539	(608)	(316)	(119)	(402)
Accrued liabilities	1,220	1,692	2,317	1,099	698
Deferred revenues	6,403	2,718	3,885	739	1,371
Income taxes payable	2,211	(596)	(653)	(1,289)	827
Net liabilities assumed in pooling of interests with MicroEdge	(1,101)	—	—	—	—

Net cash provided by operating activities	15,571	19,046	37,084	4,883	8,040

Cash flows from investing activities:
Net cash used in acquisition of Hub Data, net of cash acquired	(4,279)	—	—	—	—
Net cash used in acquisition of Portfolio Management Systems, net of cash acquired	(446)	—	—	—	—
Net cash used in acquisition of Rex Development Partners	—	—	—	—	(8,455)
Purchases of short-term marketable securities	(4,880)	(52,558)	(52,690)	(14,379)	(26,323)
Sales of short-term marketable securities	7,229	5,429	52,235	21,700	23,800
Acquisition of fixed assets	(6,186)	(8,276)	(10,372)	(3,921)	(2,227)
Purchase of other investments	—	(3,160)	(3,753)	(3)	(4,000)
Long term prepaid	—	(8,284)	(1,447)	(163)	347
Deposits and other	(19)	(486)	(872)	311	523
Proceeds from sale of fixed assets	60	—	—	—	—

Net cash provided by (used in) investing activities	(8,521)	(67,335)	(16,899)	3,545	(16,335)

Cash flows from financing activities:
Proceeds from exercise of stock options	1,581	5,294	10,351	3,134	3,228
Proceeds from issuance of common stock	946	71,682	2,201	—	—
Proceeds from issuance of warrants	—	—	—	—	5,000

Net cash provided by financing activities	2,527	76,976	12,552	3,134	8,228

Effect of exchange rate changes on cash and short-term investments	—	26	(65)	(8)	(5)

Net increase (decrease) in cash and cash equivalents	9,577	28,713	32,672	11,554	(72)

Cash and cash equivalents at beginning of period	26,025	35,602	64,315	64,315	96,987

Cash and cash equivalents at end of period	$35,602	$64,315	$96,987	$75,869	$96,915

Supplemental disclosure of cash flow information:
Cash paid for income taxes during the period	$2,888	$5,399	$3,455	$3,247	$2,204
Issuance of common stock shares for the acquisition of Blackbaud:	6,513	—	—	—	—
Issuance of common stock shares for the acquisition of Hub Data:	546	—	—	—	—

The accompanying notes are an integral part of these consolidated financial statements.

F–6

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

    Unaudited interim financial information  The accompanying consolidated financial statements at March 31, 2001 and for the three months ended March 31, 2000 and 2001, together with the related notes, are unaudited but include all adjustments (consisting only of normal recurring adjustments) which, in the opinion of management, are necessary for a fair presentation, in all material respects, of the financial position and the operating results and cash flows for the interim date and periods presented. Results for the interim period ended March 31, 2001 are not necessarily indicative of results for the entire fiscal year or future periods.

    Operations  We provide stand-alone and client/server software products, data interfaces and related maintenance and services that automate, integrate and support certain mission-critical functions of the front, middle and back office of investment management organizations. Our clients vary significantly in size and assets under management and include investment advisors, brokerage firms, banks, hedge funds, corporations, public funds, foundations, universities and non-profit organizations.

    Principles of consolidation  The consolidated financial statements include the accounts of Advent and its wholly-owned subsidiaries. All intercompany transactions and amounts have been eliminated.

    Cash and cash equivalents  Cash equivalents are comprised of highly liquid investments purchased with an original maturity of 90 days or less. These securities are maintained with major financial institutions.

    Marketable securities  All of our marketable securities are classified as available-for-sale. Available-for-sale securities are carried at fair value, with the unrealized gains and losses, net of any related tax effect, reported in accumulated components of comprehensive income in stockholders' equity in the accompanying consolidated financial statements. Realized gains and losses and declines in value judged to be other-than-temporary on available-for-sale securities are included in interest and other income, net, in the accompanying consolidated statements of operations. At December 31, 2000, marketable securities are summarized as follows (in thousands):

	Amortized Cost	Aggregate Fair Value	Unrealized Gain
Corporate debt securities and commercial paper	$41,353	$41,423	$70
U.S. government debt securities	18,292	18,338	46
Municipal debt securities	71,510	71,573	63

Total	$131,155	$131,334	$179

Reported as:
Cash and cash equivalents		$75,889
Short-term marketable securities		55,445

Total		$131,334

    The following table summarized marketable securities at December 31, 2000:

	Amortized Cost	Aggregate Fair Value
Less than one year	$113,657	$113,884
Due in 1 - 2 years	17,498	17,450

Total	$131,155	$131,334

F–7

    At December 31, 2000, all marketable debt securities had scheduled maturities of less than two years. Marketable debt securities totaling $76 million have maturities of less than 3 months and are classified as cash and cash equivalents. The remaining is included in short-term marketable securities.

    Fair value of financial instruments  The amounts reported for cash equivalents, marketable securities, receivables, accounts payable and accrued liabilities are considered to approximate their market values based on comparable market information available at the respective balance sheet dates and their short-term nature.

    Depreciation and amortization  Fixed assets are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are calculated using the straight-line method over the estimated useful lives of the related assets, ranging from three to seven years. Depreciation of leasehold improvements is computed using the straight-line method over the shorter of the estimated useful life of the assets or the remaining lease term. Repairs and maintenance expenditures, which are not considered improvements and do not extend the useful life of the property and equipment, are expensed as incurred. The cost and related accumulated depreciation applicable to property and equipment sold or no longer in service are eliminated from the accounts and any gains or losses are included in operations.

    Capitalized software  Costs incurred for software development prior to technological feasibility are expensed as product development costs in the period incurred. Once the point of technological feasibility is reached, development costs are capitalized. Amounts that could have been capitalized were insignificant and therefore, no costs have been capitalized to date.

    Capitalization of web site development costs  Costs incurred for web site design, creation and maintenance of content, graphics and user interface are expensed as incurred. Costs for development of web site applications and infrastructures are capitalized and amortized over their estimated useful life of typically two to four years. Web site development costs of approximately $877,000 primarily related to the internal development of infrastructure for our Internet Initiatives were capitalized as of December 31, 2000.

    Investments  Investments, included in other assets, consisted of non-marketable investments in private companies, which are carried at the lower of cost or net realizable value. The Company monitors these investments for impairment and makes appropriate reductions in carrying values when necessary.

    Revenue recognition  We license application software programs and offer annual maintenance programs which provide for technical support and updates to software products. Our development agreements generally provide for development of technologies and products that are expected to become part of our product or product offerings in the future. Certain agreements may require royalty payments based on future sales of the developed products. Such amounts will be included in cost of revenues when the related revenues are recognized. In addition, we offer other recurring revenue products and services that are subscription-based and transaction-based. We also offer professional services consisting of on-site consulting services, training, custom report writing, and other services, such as semi-annual conferences.

    We adopted the provisions of Statement of Position 97-2 ("SOP 97-2"), Software Revenue Recognition, as amended, which sets forth the accounting for software product and maintenance revenue. Under SOP 97-2, we recognize license revenue upon shipment of a product to the client if a

F–8

signed contract exists, the fee is fixed and determinable, and collection of resulting receivables is probable. For contracts with multiple obligations (e.g. delivered and undelivered products, maintenance and other services), we allocate revenue to each component of the contract based on objective evidence of its fair value, which is specific to Advent. We recognize revenue allocated to undelivered products when the criteria for product revenue set forth above is met. We recognize revenue allocated to maintenance fees for ongoing customer support and product updates ratably over the period of the maintenance contract. Payments for maintenance fees are generally made in advance and are non-refundable. Revenues for interface and other development and custom report writing are recognized using the percentage of completion method of accounting based on the costs incurred to date compared with the estimated cost of completion. Payments for subscription-based products and services are generally made in advance and are non-refundable. Subscription-based revenues are recognized ratably over the period of the contract. Transaction-based revenues are generally recognized when the transactions are delivered. Revenues from professional services are recognized when the services are performed.

    Net income per share  Basic net income per share is computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding for that period. Diluted net income per share is computed giving effect to all dilutive potential common shares that were outstanding during the period. Dilutive potential shares consist of incremental common shares issuable upon exercise of stock options and conversion of preferred stock (none outstanding) for all periods. All share and per-share data presented reflect the three-for-two stock split effective July 1999 and the two-for-one stock split effective February 2000 (See Note 8).

    Reclassifications  Certain prior year amounts have been reclassified to the current year presentation.

    Segment information  We have determined that Advent has a single reportable segment consisting of the development, marketing and sale of stand-alone and client/server software products, data interfaces and related maintenance and services that automate, integrate and support certain mission critical functions of investment management organizations.

    Management uses one measurement of profitability and does not disaggregate its business for internal reporting. Our international operations in 2000, 1999 and 1998 have not been material to revenue or net income.

    Use of estimates  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information available as of the date of the financial statements. Actual results could differ from those estimates.

    New accounting pronouncements  In March 2000, the Financial Accounting Standards Board issued Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation, an Interpretation of APB No. 25" ("FIN 44"). FIN 44 establishes guidance for the accounting for stock option grants or modifications to existing stock option awards and was generally effective July 1, 2000. We adopted the requirements of FIN 44 and those requirements did not have a significant effect on our current financial position or results of operations.

F–9

    In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101"), which provides guidance on the recognition, presentation and disclosure of revenue in financial statements filed with the SEC. SAB 101 outlines the basic criteria that must be met to recognize revenue and provides guidance for disclosures related to revenue recognition policies. We adopted SAB 101, as amended, in the fourth quarter of fiscal 2000. The adoption did not have a significant effect on our financial position or results of operations.

    In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS 133 establishes new standards of accounting and reporting for derivative instruments and hedging activities. SFAS 133 requires that all derivatives be recognized at fair value in the balance sheet and that the corresponding gains or losses be reported either in the statement of operations or as a component of comprehensive income, depending on the facts and circumstances. We do not currently hold derivative instruments or engage in hedging activities.

    Certain risks and concentrations  Our product revenues are concentrated in the computer software industry, which is highly competitive and rapidly changing. Significant technological changes in the industry or customer requirements, or the emergence of competitive products with new capabilities or technologies could adversely affect operating results.

    Financial instruments that potentially subject us to concentrations of credit risks comprise, principally, cash, short-term marketable securities, and trade accounts receivable. We invest excess cash through banks, mutual funds, and brokerage houses primarily in highly liquid securities and have investment policies and procedures that are reviewed periodically to minimize credit risk. Our short-term marketable securities consist of diversified investment grade securities. We believe no significant concentration of credit risk exists with respect to these securities.

    With respect to accounts receivable, we perform ongoing credit evaluations of our customers and generally do not require collateral. We maintain reserves for potential credit losses on customer accounts when deemed necessary. At December 31, 2000, no customer accounted for more than 10% of accounts receivable or 10% of revenues for the year ended.

    Accounting for long-lived assets  We review property, equipment, goodwill and other intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability is measured by comparison of its carrying amount to future net cash flows the assets are expected to generate. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair market value. Intangibles are amortized over their estimated useful lives (typically three to seven years).

    Foreign currency translation  The functional currency of our foreign subsidiary is the local currency, the Australian dollar. All assets and liabilities denominated in foreign currency are translated into U.S. dollars at the exchange rate on the balance sheet date. Revenues, costs and expenses are translated at average rate of exchange during the period.

    Comprehensive income  Comprehensive income consists of net income, net unrealized foreign currency translation adjustment and net unrealized gains on available-for-sale marketable securities and is presented in the consolidated statements of stockholders' equity and comprehensive income.

F–10

    Advertising costs  We expense advertising costs as incurred. Total advertising expenses were approximately $77,000 $173,000 and $134,000 for the years ended December 31, 2000, 1999 and 1998, respectively.

    Stock-based compensation  We elected to continue to use the intrinsic value-based method as allowed under Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees", to account for all of our stock-based employee compensation plans. Pursuant to SFAS No. 123, "Accounting for Stock-Based Compensation", we are required to disclose the pro forma effects on operating results as if we had elected to use the fair value approach to account for all our stock- based employee compensation plans (See Note 8).

F–11

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Acquisitions

    In February 1998, we issued 750,000 shares of Common Stock in exchange for all of the outstanding shares of MicroEdge, a leading provider of software products to foundations, corporations and other organizations to manage their grant-making activities. This business combination was accounted for as a pooling of interests and the results of operations of MicroEdge are included in the financial statements beginning January 1, 1998. The results of operations as well as the assets and liabilities of MicroEdge in prior periods were not material to the consolidated results of operations or financial position. Accordingly, we did not restate our financial statements for periods prior to January 1, 1998.

    In May 1998, we issued 510,000 shares of Common Stock for certain assets of the Grants Management Division of Blackbaud, Inc., a privately held company located in Charleston, South Carolina. Through this acquisition we combined the Grants Management product line of Blackbaud with MicroEdge. This transaction was accounted for as a purchase and the results of operations of the business and assets acquired are included in our financial statements from the date of acquisition. We incurred a charge relating to in-process research and development and other expenses of $5.4 million in connection with this transaction. We believe that the technology acquired had not reached technological feasibility and had no alternative future use. Other intangibles of $2.0 million were recorded in connection with this acquisition and are being amortized over a period of 5 years.

    In November 1998, we issued 45,000 shares of Common Stock and paid $4.1 million in exchange for all the outstanding shares of Hub Data, Inc., a distributor of consolidated securities information and data to investment management organizations. Hub Data is located in Cambridge, Massachusetts and delivers services to over 240 institutional investment firms. This business combination was accounted for as a purchase and the results of operations for Hub Data are included in our financial statements beginning on the acquisition date. We incurred a charge relating to in-process research and development of $3.0 million in connection with this transaction. We believe that the technology acquired had not reached technological feasibility and had no alternative future use. As a result of net liabilities assumed and acquisition expenses of $1.6 million, goodwill of $3.2 million was recorded in connection with this transaction and is being amortized over a 7 year period.

    In November 1998, we paid AUS $583,000 (approximately US $370,000) in exchange for all the outstanding shares of Portfolio Management Systems, Pty. Ltd., a distributor of Advent products in Australia. This business combination was accounted for as a purchase and the results of operations are included in our financial statements beginning on the acquisition date. This acquisition provides an international channel for sale of our products and services. As a result of net liabilities assumed and acquisition expenses of $2.0 million, goodwill of $2.4 million was recorded in connection with this transaction and is being amortized over a period of 43 months. Subsequent to the acquisition, we changed the name of this subsidiary to Advent Australia Pty. Ltd.

    On January 31, 2001, we acquired all outstanding capital stock of Rex Development Partners, L.P., a limited partnership, for approximately $8.5 million in cash. This business combination was accounted for as a purchase and the results of operations are included in our financial statements beginning on the acquisition date. As a result, acquired technology of $8.5 million was recorded in connection with this transaction and is being amortized over its estimated useful life of five years.

F–12

3. Balance Sheet Detail (in thousands)

    The following is a summary of fixed assets:

	December 31,		March 31,
	1999	2000	2001
			(unaudited)
Computer equipment	$13,386	$16,773	$17,499
Leasehold improvements	11,970	16,048	17,121
Furniture and fixtures	1,325	2,156	2,165
Telephone system	1,226	1,230	1,228
Web site development costs	—	877	1,096

	27,907	37,084	39,109
Accumulated depreciation	(11,246)	(14,733)	(15,871)

Total fixed assets, net	$16,661	$22,351	$23,238

    Depreciation expense was approximately $4,633, $3,045 and $2,250 for the years ended December 31, 2000, 1999 and 1998 respectively.

    The following is a summary of other assets:

	December 31,		March 31,
	1999	2000	2001
			(unaudited)
Long-term investments	$3,160	$6,913	$10,463
Goodwill, net of accumulated amortization of $1,183 in 1999 and $2,307 in 2000 and $2,589 March 31, 2001	$4,403	$3,279	$2,998
Notes receivable	—	927	927
Other intangibles, net of accumulated amortization of $673 in 1999 and $1,077 in 2000 and $1,460 March 31, 2001	1,348	943	9,015
Deposits and other	1,012	951	1,004
Long-term prepaids	8,284	9,731	9,385
Deferred Taxes	4,744	4,743	4,743

Total other assets, net	$22,951	$27,487	$38,535

    Amortization expense was approximately $1,528, $1,533, and $309 for the years ended December 31, 2000, 1999 and 1998, respectively.

    The following is a summary of accrued liabilities:

	December 31,		March 31,
	1999	2000	2001
			(unaudited)
Salaries and benefits payable	$3,411	$4,758	$5,409
Commissions payable	1,356	1,687	1,321
Sales taxes payable	1,061	1,608	1,552
Other	2,134	2,171	2,610

Total accrued liabilities	$7,962	$10,224	$10,892

F–13

4. Income Taxes

    The provision for income taxes includes:

	Year Ended December 31,
	1998	1999	2000
	(in thousands)
Current
Federal	$5,008	$9,585	$11,768
State	1,461	2,129	1,474
Foreign	—	—	83
Deferred
Federal	(2,650)	(1,471)	(149)
State	(864)	(1,257)	100

Total	$2,955	$8,986	$13,276

    Advent's effective tax rate, as a percent of pre-tax income, differs from the statutory federal rate as follows:

	Year Ended December 31,
	1998	1999	2000
Statutory federal rate	35.0%	35.0%	35.0%
State taxes	5.3	3.3	2.6
Research and development tax credits	(4.4)	(1.9)	(2.6)
Other	4.3	(2.4)	(1.0)

Total	40.2%	34.0%	34.0%

F–14

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

    Deferred income taxes reflect the net tax effects of temporary differences between the basis of assets and liabilities for financial reporting and income tax purposes. The approximate tax effects of temporary differences which give rise to net deferred tax assets are:

	December 31,
	1999	2000
	(in thousands)
Current:
Deferred revenue	$128	$287
Accrued liabilities	1,002	921
Reserves	1,501	1,500
State taxes	254	227
Credits	324	324

	3,209	3,259
Noncurrent
Depreciation and amortization	4,380	4,215
Deferred rent	364	528

	4,744	4,743

Total deferred tax assets	$7,953	$8,002

5. Commitments

    We lease office space and equipment under non-cancelable operating lease agreements, which expire at various dates through June 2010. Some operating leases contain escalation provisions for adjustments in the consumer price index. We are responsible for maintenance, insurance, and property taxes and have five-year extension options on our primary facility leases. Future minimum payments under the non-cancelable operating leases consist of the following at December 31, 2000 (in thousands):

2001	$5,871
2002	6,875
2003	7,300
2004	7,782
2005	7,812
Thereafter	23,758

Total minimum lease payments	$59,398

    Rent expense for 2000, 1999 and 1998 was approximately $4,937 $3,948 and $2,494 respectively.

6. Employee Benefit Plans

  401(k) Plan

    We have a 401(k) deferred savings plan covering substantially all employees. Employee contributions, limited to 15% of compensation up to $10,500, are matched 50% by Advent, up to 6% of employee compensation for the period ended December 31, 2000 and up to a maximum of $500 per employee per year for all other periods. Matching contributions by Advent in 2000, 1999 and 1998 were approximately $1,045,000, $157,000 and $117,000, respectively. In addition to the employer matching

F–15

contribution, Advent may make profit sharing contributions at the discretion of the Board of Directors. Advent made profit sharing contributions of approximately $374,000, $218,000 and $143,000 in 2000, 1999 and 1998, respectively.

  1995 Employee Stock Purchase Plan

    All individuals employed by Advent are eligible to participate in the Employee Stock Purchase Plan ("Purchase Plan") if Advent employs them for at least 20 hours per week and at least five months per year. The Purchase Plan permits eligible employees to purchase Advent's Common Stock through payroll deductions at a price equal to 85% of the lower of the closing sale price for Advent's Common Stock reported on the NASDAQ National Market at the beginning and the end of each six-month offering period. In any calendar year, eligible employees can withhold up to 10% of their salary and certain variable compensation. As of December 31, 2000, a total of 900,000 shares of Common Stock have been reserved for issuance under the Purchase Plan of which approximately 563,000 shares have been issued. Approximately, 74,000 102,000 and 114,000 shares were sold through the Purchase Plan in 2000, 1999 and 1998, respectively.

F–16

7. Net Income Per Share (in thousands except per share data)

	Year Ended December 31,			Three Months Ended March 31,
	1998	1999	2000	2000	2001
				(unaudited)
Net income	$4,399	$17,433	$25,774	$3,916	$6,038
Reconciliation of shares used in basic and diluted per share calculations
Basic
Shares used in basic net income per share calculation	24,198	27,072	29,992	29,451	30,702
Basic net income per share	$0.18	$0.64	$0.86	$0.13	$0.20

Diluted
Weighted average common shares outstanding	24,198	27,072	29,992	29,451	30,702
Dilutive effect of stock options and warrants	1,912	3,252	4,245	4,322	3,459
Shares used in diluted net income per share calculation	26,110	30,324	34,237	33,773	34,161
Diluted net income per share	$0.17	$0.58	$0.75	$0.12	$0.18

Options outstanding at March 31, 2000 and 2001 and at December 31, 1998, 1999 and 2000 not included in computation of diluted EPS because the exercise price was greater than the average market price	324	107	113	—	1,001
Price range of options not used in diluted EPS calculation	$12.50-$14.21	$25.56-$28.31	$56.88-$60.38	$—	$45.38-$60.38

F–17

8. Stockholders' Equity

Secondary Offering

    In June 1999, we completed a secondary public offering of 3.9 million shares of Common Stock at an offering price of $20.688 per share. Of the 3.9 million shares of Common Stock offered, 300,000 shares were sold by a selling stockholder. The net proceeds of the offering to Advent were $70.2 million.

Stock Splits

    Our Board of Directors approved a three-for-two split of our Common Stock in July 1999. The stock split was effected as a stock dividend. Stockholders of record as of the close of business on July 30, 1999 were issued a certificate representing one additional Common Share for every two shares of Common Stock held on the record date. These certificates were distributed on August 16, 1999. This stock split increased the number of shares outstanding from approximately 9.6 million shares to approximately 14.4 million shares.

    Our Board of Directors approved a two-for-one split of our Common Stock in February 2000. The stock split was effected as a stock dividend. Stockholders of record as of the close of business on February 28, 2000 were issued a certificate representing one additional Common Share for each share of Common Stock held on the record date. These certificates were distributed on March 13, 2000. The stock split increased the number of shares of Common Stock outstanding from approximately 14.8 million shares to approximately 29.6 million shares.

    All shares and per share data in these consolidated financial statements have been adjusted to reflect both stock splits.

Stock Options and Warrants

    Under Advent's 1992 Stock Plan ("Plan") we may grant options to purchase Common Stock to employees and consultants. Options granted may be incentive stock options or non-statutory stock options and shall be granted at a price not less than fair market value on the date of grant. Fair market value (as defined in the Plan) and the vesting of these options shall be determined by the Board of Directors. The options generally vest over 5 years and expire no later than 10 years from the date of grant. Unvested options on termination of employment are canceled and returned to the Plan.

    On March 23, 2001, we issued warrants to purchase a total of 191,644 shares of Advent Common Stock. These warrants were issued for cash compensation of $5 million, which was the estimated Black-Scholes fair value. These warrants have an exercise price of $45.375 per share, are immediately exercisable, and expire on March 23, 2006.

F–18

    The activity under the Plan was as follows:

		Outstanding Options
	Available for Grant	Number of Options	Price Per Share	Aggregate Exercise Price	Weighted Average Price Per Share
Balances, December 31, 1997	326,000	4,769,000	$0.32-10.67	$31,122,000	$6.53
Authorized	1,500,000	—	—	—	—
Options granted	(1,998,000)	1,998,000	9.17-14.21	22,004,000	11.01
Options exercised	—	(454,000)	0.21-10.67	(1,372,000)	3.02
Options canceled	322,000	(322,000)	1.39-14.21	(2,594,000)	8.06

Balances, December 31, 1998	150,000	5,991,000	0.67-14.21	49,160,000	8.21
Authorized	2,678,000	—	—	—	—
Options granted	(2,154,000)	2,154,000	15.58-25.56	49,495,000	22.98
Options exercised	—	(898,000)	0.33-21.38	(5,097,000)	5.68
Options canceled	174,000	(174,000)	1.67-14.21	(2,028,000)	11.66

Balances, December 31, 1999	848,000	7,073,000	0.33-25.56	91,530,000	12.94
Authorized	915,000	—	—	—	—
Options granted	(1,175,000)	1,175,000	40.00-60.38	61,730,000	52.54
Options exercised	—	(1,078,000)	0.33-52.50	(9,322,000)	8.65
Options canceled	374,000	(374,000)	1.67-60.38	(6,652,000)	17.79

Balances, December 31, 2000	962,000	6,796,000	0.33-60.38	137,286,000	20.20
Authorized	—	—	—	—	—
Options granted	(314,300)	314,300	39.10-39.10	12,297,000	39.13
Options exercised	—	(313,200)	0.33-40.00	(3,109,000)	9.93
Options canceled	237,900	(237,900)	1.83-60.38	(5,290,000)	22.24

Balances, March 31, 2001	885,600	6,559,200	$0.33-60.38	$141,184,000	$21.53

    At December 31, 2000, 1999 and 1998, 2,607,000, 2,295,000 and 1,713,000 options outstanding were exercisable with an aggregate exercise price of $30,100,000, $18,717,000 and $9,691,000, respectively.

F–19

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

    In November 1998, the Board of Directors approved the 1998 Nonstatutory Stock Option Plan ("Nonstatutory Plan") and reserved 300,000 shares of Common Stock for issuance thereunder. Under Advent's 1998 Nonstatutory Plan, we may grant options to purchase Common Stock to employees and consultants, excluding persons who are executive officers and directors. Options granted are nonstatutory stock options and shall be granted at a price not less than fair market value on the date of grant. Fair market value (as defined in the Nonstatutory Plan) and the vesting of these options shall be determined by the Board of Directors. The options generally vest over 5 years and expire no later than 10 years from the date of grant. Unvested options on termination of employment are canceled and returned to the Nonstatutory Plan.

    The activity under the Nonstatutory Plan was as follows:

		Outstanding Options
	Available for Grant	Number of Options	Price Per Share	Aggregate Exercise Price	Weighted Average Price Per Share
Authorized	300,000	—	$—	$—	$—
Options granted	(276,000)	276,000	12.42	3,423,000	12.42
Options exercised	—	—	—	—	—
Options canceled	—	—	—	—	—

Balances, December 31, 1998	24,000	276,000	12.42	3,423,000	12.42
Authorized	—	—	—	—	—
Options granted	—	—	—	—	—
Options exercised	—	(15,700)	12.42	(194,800)	12.42
Options canceled	9,400	(9,400)	12.42	(117,300)	12.42

Balances, December 31, 1999	33,400	250,900	12.42	3,110,900	12.42
Authorized	—	—	—	—	—
Options granted	(26,100)	26,100	40.00-56.88	1,074,000	41.15
Options exercised	—	(74,800)	12.42	(929,000)	12.42
Options canceled	11,600	(11,600)	12.42	(144,000)	12.42

Balances, December 31, 2000	18,900	190,600	12.42-56.88	3,111,900	16.33
Authorized	—	—	—	—	—
Options granted	—	—	—	—	—
Options exercised	—	(9,600)	12.42	(119,000)	12.42
Options canceled	100	(100)	52.20-56.88	(7,600)	55.72

Balances, March 31, 2001	19,000	180,900	$12.42-52.50	$2,985,300	$16.44

    At December 31, 2000 and 1999, 18,200 and 42,000 options under the 1998 Nonstatutory Plan were exercisable with an aggregate exercise price of $229,000 and $521,000, respectively. No options outstanding at December 31, 1998, under the 1998 Nonstatutory Plan, were exercisable.

    During the year ended December 31, 2000, we recorded $136,000 of deferred stock-based charges related to options granted to certain employees of a distributor. The total stock-based compensation charge is being recognized over a five year vesting period. Stock-based charges recorded are subject to variable plan accounting, which requires us to remeasure compensation cost for outstanding options each reporting period based on changes in the market value of the underlying common stock.

F–20

    In addition to the Plan and the Nonstatutory Plan, Advent had granted options to purchase Common Stock to employees or consultants under special arrangements. These options have an exercise price of $.34 per share. There were 14,000, 14,000 and 21,000 of these options outstanding at December 31, 2000, 1999 and 1998, respectively. The change in 1999 was the result of the exercise of 7,000 options. The options outstanding at December 31, 2000 are fully vested.

    Our 1995 Director Option Plan ("Director Plan") provides for the grant of nonstatutory stock options to non-employee directors of Advent ("Outside Directors"). Under the Director Plan, each Outside Director is granted a non-qualified option to purchase 30,000 shares on the last to occur of the date of effectiveness of the Director Plan or the date upon which such person first becomes a director with an exercise price equal to the fair market value of Advent's Common Stock as of the date of the grant. In subsequent years, each Outside Director is automatically granted an option to purchase 6,000 shares on December 1 with an exercise price equal to the fair value of Advent's Common Stock on that date. Options granted under the Director Plan vest over a five year period and have a ten year term.

    The activity under the Director Plan was as follows:

		Outstanding Options
	Available for Grant	Number of Options	Price Per Share	Aggregate Exercise Price	Weighted Average Price Per Share
Balances, December 31, 1997	72,600	144,000	$6.00-10.92	$1,091,100	$7.58
Options granted	(24,000)	24,000	12.92	310,000	12.92
Options exercised	—	—	—	—	—
Options canceled	—	—	—	—	—

Balances, December 31, 1998	48,600	168,000	6.00-12.92	1,401,100	8.34
Options granted	(24,000)	24,000	28.31	679,500	28.31
Options exercised	—	—	—	—	—
Options canceled	—	—	—	—	—

Balances, December 31, 1999	24,600	192,000	6.00-28.31	2,080,600	10.84
Authorized	200,000	—	—	—	—
Options granted	(24,000)	24,000	49.00	1,176,000	49.00
Options exercised	—	(22,000)	6.00	(132,000)	6.00
Options canceled	—	—	—	—	—

Balances, December 31, 2000 and March 31, 2001	200,600	194,000	$6.00-49.00	$3,124,600	$16.11

    At December 31, 2000, 1999 and 1998, 75,000, 74,000 and 57,000 options outstanding were exercisable with an aggregate exercise price of $536,000, $502,000 and $403,000, respectively.

    We have adopted the disclosure-only provisions of SFAS No. 123. Accordingly, no compensation cost has been recognized for Advent's stock option plans. If compensation had been determined based on the fair value at the grant date for awards in 2000, 1999 and 1998 consistent with the provisions of

F–21

SFAS No. 123, Advent's net income and net income per share for the year ended December 31, 2000, 1999, and 1998, respectively, would have been as follows:

	1998	1999	2000
Net income—as reported	$4,399	$17,443	$25,774
Net income—pro forma	$1,380	$11,658	$18,956
Per Share Data
Diluted
Net income—as reported	$0.17	$0.58	$0.75
Net income—pro forma	$0.08	$0.38	$0.55
Basic
Net income—as reported	$0.18	$0.64	$0.86
Net income—pro forma	$0.09	$0.43	$0.63

    Such pro forma disclosures may not be representative of future compensation costs because options vest over several years and additional grants are made each year.

    The weighted-average grant-date fair value of options granted were $52.31, $13.16 and $5.61 per option for the years ended December 31, 2000, 1999 and 1998, respectively.

    The fair value of each option grant is estimated on the date of grant using the Black-Scholes valuation model with the following weighted average assumptions:

	1998	1999	2000
Risk-free interest rate	4.9%	5.9%	6.3%
Volatility	60.4	58.7	63.7
Expected life	5 years	5 years	5 years
Expected dividends	None	None	None
Average turnover rate	8%	8%	8%

    The fair value for the Employee Stock Purchase Plan rights were also estimated at the date of grant using a Black-Scholes options pricing model with the following assumptions for 2000, 1999 and 1998: risk-free interest rates of 6.3%, 5.9% and 4.9%, respectively; dividend yield of 0%; volatility factors of 63.7%, 58.7% and 60.4% for 2000, 1999 and 1998, respectively; and a six-month expected life. The weighted average fair value of the ESPP rights granted in 2000, 1999 and 1998 were $15.24, $6.52 and $3.21, respectively.

F–22

    The options outstanding and currently exercisable by exercise price at December 31, 2000 are as follows:

	Outstanding Options			Options Exercisable
Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$0.33-$2.17	376,000	3.81	1.72	368,000	1.71
$6.00-$9.92	2,693,000	6.86	8.81	1,444,100	8.79
$10.67-$15.58	1,080,500	7.10	12.56	468,000	12.35
$21.38-$28.31	1,853,800	8.62	23.29	353,100	22.91
$40.00-$49.00	388,000	8.99	40.75	52,300	40.19
$52.50-$60.38	803,300	9.71	58.03	28,700	55.20

	7,194,600	7.62	$19.95	2,714,200	$11.38

9. Subsequent Events

    On April 16, 2001, we acquired NPO Solutions, Inc., a provider of integrated computer software solutions for nonprofit organizations, through our wholly-owned subsidiary MicroEdge, Inc. NPO Solutions was a privately held company based in Loudon, New Hampshire. We paid approximately $6.5 million for all the shares of NPO Solutions, with an additional $1.5 million to potentially be distributed to NPO Solutions stockholders if NPO Solutions meets certain milestones. This business combination was accounted for as a purchase.

    In April 2001, we joined with Accenture, Microsoft, Inc., Compaq Computer Corp., and the Bank of New York to create Encompys, an independent company that will develop an Internet-based straight-through-processing solution for the global asset management community. We invested $8.8 million for an approximately 15% interest in this new venture, which will be accounted for using the cost method.

F–23

QuickLinks

PROSPECTUS SUMMARY
Advent Software
Recent Developments
THE OFFERING
SUMMARY CONSOLIDATED FINANCIAL INFORMATION (in thousands, except per share data)
RISK FACTORS
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
PRICE RANGE OF COMMON STOCK
DIVIDEND POLICY
CAPITALIZATION
SELECTED CONSOLIDATED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
MANAGEMENT
SELLING STOCKHOLDERS
UNDERWRITING
NOTICE TO CANADIAN RESIDENTS
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
ADVENT SOFTWARE INDEX TO FINANCIAL STATEMENTS
REPORT OF INDEPENDENT ACCOUNTANTS TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF ADVENT SOFTWARE, INC.
ADVENT SOFTWARE CONSOLIDATED BALANCE SHEETS (in thousands, except per share data)
ADVENT SOFTWARE CONSOLIDATED STATEMENTS OF OPERATIONS (in thousands, except per share data)
ADVENT SOFTWARE CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (in thousands)
ADVENT SOFTWARE CONSOLIDATED STATEMENTS OF CASH FLOWS (in thousands)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS